Exhibit 99.2

Consolidated IFRS Financial Statements
for the Year Ended December 31, 2020

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ADC Therapeutics SA Epalinges Report of the statutory auditor to the General Meeting on the consolidated financial statements 2020

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Report of the statutory auditor
to the General Meeting of ADC Therapeutics SA
Epalinges
Report on the audit of the consolidated financial statements
Opinion
We have audited the consolidated financial statements of ADC Therapeutics SA (the Company) and its subsidiaries (the Group), which comprise the consolidated statement of operation and the consolidated statement of comprehensive (loss) for the year ended 31 December 2020, the consolidated balance sheet as at 31 December 2020, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2020 and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.
Basis for opinion
We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report.
We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the International Code of Ethics for Professional Accountants (including International Independence Standards) of the International Ethics Standards Board for Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Our audit approach

Overview	Overall Group materiality: USD 2'192'000

We conducted full scope audit procedures on the Swiss and US entities and specified procedures on the UK entity. Those audit procedures addressed 100% of the Group's total operating expenses and 99% of the Group’s total assets.

As a key audit matter the following area of focus has been identified:
Convertible loans

Materiality
The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the consolidated financial statements are free from material misstatement. Misstatements may arise due to fraud or error.

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They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.
Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall Group materiality for the consolidated financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the consolidated financial statements as a whole.

Overall Group materiality	USD 2'192'000
How we determined it	1% of total operating expenses
Rationale for the materiality benchmark applied
We chose total operating expenses as the materiality benchmark because, in our view, it is the benchmark that best reflects the entity which is a late clinical-stage company still in a developmental phase and has no recurring revenues.

We agreed with the Audit Committee that we would report to them misstatements above USD 219'200 identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.
Audit scope
We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the consolidated financial statements as a whole, taking into account the structure of the Group, the accounting processes and controls, and the industry in which the Group operates.
The Group is a late clinical-stage oncology-focused biotechnology group headquartered in Lausanne, Switzerland, which maintains research and development laboratories in London, clinical development operations in New Jersey and in Lausanne, commercial operations in New Jersey and CMC operations in the San Francisco Bay Area. The Group’s financial statements are a consolidation of two reporting units in the US and in the UK and the two reporting units were audited by the Group engagement team.
Key audit matters
Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

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Convertible loans

Key audit matter	How our audit addressed the key audit matter
The Company entered into a USD 115 million facility agreement on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i) an initial disbursement of convertible loans in the amount of USD 65 million upon the completion of the Initial Public Offering of the company and
(ii) a subsequent tranche of convertible loans in the amount of USD 50 million that the Company is obliged to draw down upon the receipt of regulatory approval for Lonca.
The first disbursement has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
As the Company is obligated to draw down the second disbursement upon receipt of regulatory approval, this obligation has been accounted for as a derivative.
Given the complex nature of the agreement, the judgements involved in determination of the accounting treatment of both the initial disbursement and second tranche, and the models selected and assumptions used to estimate the fair value measurements of the host debt and derivatives, in particular the estimated volatility, the expected bond yield and for the second tranche, the probability of receiving regulatory approval, we consider this area to be a key audit matter for our audit.
Refer to Note 3.13 and 21 in the consolidated financial statements for the Group's accounting policy and a disclosure of the convertible loans.

We read the convertible loan contract and discussed with management the determination of the accounting treatment of both disbursements and critically challenged assumptions used in the measurement of the derivatives.
With the support of our financial reporting specialists, we assessed the appropriateness of managements’ assumptions and conclusions in the application of the accounting policy in accordance with IAS 32 and IFRS 9.
With the support of our valuation specialists, we assessed the validity of Hull and Goldman Sachs models used to fair value the derivatives at inception and at the reporting date together with the model to account to host debt at the amortized cost.
With the support of our valuation specialists we also assessed that the assumptions used in these valuations were within an acceptable range, specifically the most sensitive assumptions such as volatility, bond yield pricing and in respect of the second tranche the probability of the Group receiving approval for Lonca.
Based on our procedures we consider management’s approach regarding the determination of the accounting treatment, the selected models used to estimate the fair value and assumptions used in these models to be adequate.

Other information in the annual report
The Board of Directors is responsible for the other information in the annual report. The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements of ADC Therapeutics SA and our auditor’s reports thereon.
Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.
Responsibilities of the Board of Directors for the consolidated financial statements
The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Swiss law, ISAs and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.
•Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.
We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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Report on other legal and regulatory requirements
In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.
We recommend that the consolidated financial statements submitted to you be approved.
PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Alex Fuhrer
Michael Foley Audit expert Auditor in charge	Alex Fuhrer Audit expert
Lausanne, 18 March 2021

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ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF OPERATION
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Contract revenue	7	—	2,340	1,140
Research and development expenses	10	(142,032)	(107,537)	(118,313)
Selling and marketing expenses	10	(22,101)	—	—
General and administrative expenses	10	(55,130)	(14,202)	(8,768)
Total operating expense		(219,263)	(121,739)	(127,081)
Loss from operations		(219,263)	(119,399)	(125,941)

Other income (expense)
Other income	8	584	1,655	—
Convertible loans, derivatives, change in fair value (expense)	21	(45,411)	—	—
Convertible loans, first tranche, derivative, transaction costs	21	(1,571)	—	—
Share of results with joint venture	2 (viii)	24,368	—	—
Financial income		832	2,253	2,856
Financial expense		(4,926)	(156)	—
Exchange differences (loss) gain		(576)	(255)	213
Total other (expense) income		(26,700)	3,497	3,069
Loss before taxes		(245,963)	(115,902)	(122,872)
Income tax (expense)	11	(327)	(582)	(224)
Net loss		(246,290)	(116,484)	(123,096)

Net loss attributable to:
Owners of the parent		(246,290)	(116,484)	(123,096)

Net loss per share
Basic and diluted net loss per share (in USD)	27	(3.77)	(2.36)	(2.64)

The accompanying notes are an integral part of these consolidated financial statements.

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ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS)
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Net loss		(246,290)	(116,484)	(123,096)

Other comprehensive loss:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plan	20	(305)	(1,346)	(193)
Total items that will not be reclassified to profit or loss		(305)	(1,346)	(193)
Items that may be reclassified subsequently to profit or loss
Currency translation differences		176	112	(79)
Total items that may be reclassified subsequently to profit or loss		176	112	(79)

Other comprehensive loss		(129)	(1,234)	(272)

Total comprehensive loss		(246,419)	(117,718)	(123,368)

Attributable to:
Owners of the parent		(246,419)	(117,718)	(123,368)
The accompanying notes are an integral part of these consolidated financial statements.

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ADC Therapeutics SA, Epalinges
CONSOLIDATED BALANCE SHEET
(in KUSD)

		As of December 31,
	Note	2020	2019
ASSETS
Current assets
Cash and cash equivalents	5.1/17b	439,195	115,551
Other current assets	12	11,255	7,055
Total current assets		450,450	122,606
Non-current assets
Property, plant and equipment	14	1,629	1,376
Right-of-use assets	15	3,129	4,898
Intangible assets	16	10,179	8,434
Interest in joint venture	2(viii)	47,908	—
Other long-term assets		397	368
Total non-current assets		63,242	15,076

Total assets		513,692	137,682

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		5,279	3,329
Other current liabilities	19	30,375	15,430
Lease liabilities, short-term	15	1,002	1,132
Current income tax payable		149	52
Convertible loans, short-term		3,631	—
Total current liabilities		40,436	19,943
Non-current liabilities
Convertible loans, long-term	21	34,775	—
Convertible loans, derivatives	21	73,208	—
Deferred gain of joint venture	2(viii)	23,539	—
Lease liabilities, long-term	15	2,465	3,899
Defined benefit pension liabilities	20	3,543	2,684
Other non-current liabilities		221	—
Total non-current liabilities		137,751	6,583

Total liabilities		178,187	26,526

Equity attributable to owners of the parent
Share capital	23	6,314	4,361
Share premium	23	981,056	549,922
Treasury shares	23	(4)	(100)
Other reserves	20/22	42,753	5,473
Cumulative translation adjustments		245	69
Accumulated losses		(694,859)	(448,569)
Total equity attributable to owners of the parent		335,505	111,156

Total liabilities and equity		513,692	137,682
The accompanying notes are an integral part of these consolidated financial statements.

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ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in KUSD)

	Note	Share capital	Share premium	Other reserves	Treasury shares	Cumulative translation adjustment	Accumulated losses	Total
January 1, 2018		397	452,296	5,426	—	36	(208,989)	249,166

Loss for the year		—	—	—	—	—	(123,096)	(123,096)

Translation adjustment		—	—	—	—	(79)	—	(79)
Remeasurements of defined benefit pension	20	—	—	(193)	—	—	—	(193)
Total other comprehensive loss		—	—	(193)	—	(79)	—	(272)

Total comprehensive loss for the year		—	—	(193)	—	(79)	(123,096)	(123,368)

Issue of share capital	23	4	—	—	—	—	—	4
Transaction costs	23	—	(28)	—	—	—	—	(28)
Share-based compensation expense	22	—	—	469	—	—	—	469
Total transactions with owners		4	(28)	469	—	—	—	445

December 31, 2018		401	452,268	5,702	—	(43)	(332,085)	126,243

Loss for the year		—	—	—	—	—	(116,484)	(116,484)

Translation adjustment		—	—	—	—	112	—	112
Remeasurements of defined benefit pension	20	—	—	(1,346)	—	—	—	(1,346)
Total other comprehensive loss		—	—	(1,346)	—	112	—	(1,234)

Total comprehensive loss for the year		—	—	(1,346)	—	112	(116,484)	(117,718)

Issue of share capital / capital contributions	23	171	103,221	—	—	—	—	103,392
Transaction costs	23	—	(1,778)	—	—	—	—	(1,778)
Transfer from share premium for par value increase	23	3,789	(3,789)	—	—	—	—	—
Purchase of treasury shares	23	—	—	—	(141)	—	—	(141)
Sale of treasury shares	23	—	—	—	41	—	—	41
Share-based compensation expense	22	—	—	1,117	—	—	—	1,117
Total transactions with owners		3,960	97,654	1,117	(100)	—	—	102,631

December 31, 2019		4,361	549,922	5,473	(100)	69	(448,569)	111,156

Loss for the period		—	—	—	—	—	(246,290)	(246,290)

Remeasurement of defined benefit pension	20	—	—	(305)	—	—	—	(305)
Translation adjustment		—	—	—	—	176	—	176
Total other comprehensive loss		—	—	(305)	—	176	—	(129)

Total comprehensive loss for the year		—	—	(305)	—	176	(246,290)	(246,419)

Shares surrendered to redeem share purchase plan promissory notes	22	—	11,208	—	(11,208)	—	—	—
Issuance of shares through capitalization of reserves	23	393	(393)	—	—	—	—	—
Issuance of shares to be held as treasury shares	23	34	—	—	(34)	—	—	—
Grant of shares to settle 2014 incentive plan awards	22, 23	—	(29)	—	29	—	—	—
Issuance of shares at initial public offering	23	1,007	231,661	—	—	—	—	232,668
Sale of shares under greenshoe option	23	—	23,591	—	11,309	—	—	34,900
Transaction costs, initial public offering and greenshoe option	23	—	(23,355)	—	—	—	—	(23,355)
Issuance of shares at follow-on offering	23	519	203,481	—	—	—	—	204,000
Transaction costs, follow-on offering	23	—	(15,084)	—	—	—	—	(15,084)
Exercise of options	22	—	54	—	—	—	—	54
Share-based compensation expense	22	—	—	37,585	—	—	—	37,585
Total transactions with owners		1,953	431,134	37,585	96	—	—	470,768

December 31, 2020		6,314	981,056	42,753	(4)	245	(694,859)	335,505
The accompanying notes are an integral part of these consolidated financial statements.

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ADC Therapeutics SA, Epalinges
CONSOLIDATED STATEMENT OF CASH FLOWS
(in KUSD)

		For the Years Ended December 31,
	Note	2020	2019	2018
Cash used in operating activities
Loss for the year		(246,290)	(116,484)	(123,096)
Adjustments for non-monetary items:
Share-based compensation expense	22	37,585	1,117	469
Depreciation of property, plant and equipment	14	774	552	488
Depreciation of right-of-use assets	15	1,151	1,064	—
Amortization and impairment of intangible assets	16	263	30	252
Share of results in joint venture	2 (viii)	(24,368)	—	—
Convertible loans, derivatives, increase in fair value	21	45,411	—	—
Change in defined benefit pension liabilities	20	276	(53)	119
Financial income		(832)	(1,696)	(1,847)
Financial expense		4,820	15	—
Exchange differences		476	128	(29)
Income taxes	11	327	582	224
Operating loss before working capital changes		(180,407)	(114,745)	(123,420)
Decrease in trade accounts receivable		—	192	895
(Increase) in other current assets		(4,505)	(3,841)	(967)
(Decrease) in contract liability (short and long term)		—	(2,340)	(1,140)
Increase (decrease) in trade accounts payable		1,921	(3,425)	(858)
Increase in accrued liabilities and other payables		14,946	1,720	3,262
Cash used in operating activities		(168,045)	(122,439)	(122,228)

Interest received		797	1,164	1,051
Interest paid		(1,557)	(157)	—
Interest expense on lease obligations		105	141	—
Tax paid		(29)	(290)	(185)
Net cash used in operating activities		(168,729)	(121,581)	(121,362)

Cash used in investing activities
Payment for purchases of property, plant and equipment	14	(801)	(358)	(944)
Payment for purchases of intangible assets	16	(2,008)	(1,790)	(1,526)
Payment for rent deposits		(19)	(100)	(36)
Net cash used in investing activities		(2,828)	(2,248)	(2,506)

Cash from / (used in) financing activities
Proceeds from capital contributions, net of transaction costs	23	—	101,614	(24)
Proceeds from public offering of common shares, net of transaction costs	23	433,158	—	—
Proceeds from convertible loans, net of transaction costs	21	62,898	—	—
Acquisition of treasury shares	23	—	(141)	—
Sale of treasury shares	23	—	41	—
Proceeds from the exercise of stock options	23	54	—	—
Principal portion of lease obligations payments	15	(1,144)	(1,002)	—
Net cash from / (used in) financing activities		494,966	100,512	(24)

Net increase (decrease) in cash and cash equivalents		323,409	(23,317)	(123,892)
Exchange gains / (losses) on cash and cash equivalents		235	61	(53)
Cash and cash equivalents at beginning of year		115,551	138,807	262,752
Cash and cash equivalents at end of year		439,195	115,551	138,807

Supplemental Non-Cash Investing Information
Capital expenditures recorded in Other current liabilities		220	—	—
The accompanying notes are an integral part of these consolidated financial statements.

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ADC Therapeutics SA, Epalinges
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Corporate information
ADC Therapeutics SA (the “Company” or “ADCT”) was incorporated on June 6, 2011 under the laws of Switzerland. The registered office of the Company is located at Route de la Corniche 3B, 1066 Epalinges, Switzerland. The Company controls two wholly-owned subsidiaries: ADC Therapeutics America, Inc. (“ADCT America”), which was incorporated in Delaware, USA on December 10, 2014, and ADC Therapeutics (UK) Ltd (“ADCT UK”), which was incorporated in England on December 12, 2014. The Company and its two subsidiaries form the ADCT Group (the “Group”).
The Group is focused on the development of antibody drug conjugates, including research, development, human clinical trials, regulatory approval and commercialization. Antibody drug conjugates (“ADCs”) are drug constructs which combine monoclonal antibodies specific to particular types of cells with cytotoxic molecules or warheads which seek to kill cancer cells to which the ADC attaches. ADCs have extensive potential therapeutic applications in cancer.
The Group’s core technology platform is based on the development and commercial exploitation of chemistry acquired under license from Spirogen Ltd in 2011. The license agreement, as subsequently amended in 2013, gives the Company the right to develop up to eleven specific ADCs as well as ten non-ADCs using Spirogen Ltd's intellectual property and technology in warhead and linker chemistry.
These Group consolidated financial statements were authorized for issue by the Board of Directors on March 18, 2021.
2.Basis of preparation
(i)Compliance with International Financial Reporting Standards
The ADCT Group consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As of December 31, 2020, the financial statements are presented in thousand dollars (KUSD).
(ii)Historical Cost Convention

The consolidated financial statements have been prepared under the historical cost convention, except for the defined benefit pension liabilities, where plan assets are measured at fair value, and the embedded derivative conversion feature and the derivative associated with the convertible loans (see note 21 “Convertible loans”), which are measured at fair value.
(iii)Going concern basis

ADCT is a late clinical-stage company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. The Group's success may also depend on its ability to:

•establish and maintain a strong patent position and protection;
•develop, gain regulatory approval and commercialize drug products;
•enter into collaborations with partners in the pharmaceutical industry;
•acquire and retain key personnel; and
•acquire additional funding to support its operations.

Since its incorporation, the Group has primarily funded its growth through capital increases, both equity and debt, and additional funds provided by research collaborations. During the 2020 fiscal year, the Company issued common shares through an initial public and follow-on offering (see note 2(vi) and 2(vii)) and the issuance of convertible loans (see note 21, “Convertible loans”). The Group does not have recourse to bank loans. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans, other than, pursuant to the convertible loans, it must maintain a balance of at least USD 50 million in cash and cash equivalents at the end of each quarter.

As of December 31, 2020, the Group’s cash and cash equivalents amounted to KUSD 439,195 (December 31, 2019: KUSD 115,551).

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Management believes that the Group has sufficient financial resources to cover its operating costs for at least the next 12 months from the date of issuance of these consolidated financial statements and as a result, is presenting these consolidated financial statements of the Group on a going concern basis.

(iv)Share split
On September 19, 2019, the Company effected a one-to-15,625 share split of its outstanding shares (see note 23, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.
(v)Share consolidation
On April 24, 2020, the Company effected a five-to-four share consolidation of its outstanding shares (see note 23, “Share capital”). Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.
(vi)Initial Public Offering (IPO)
On May 19, 2020, the Company completed an IPO on the New York Stock Exchange (“NYSE”) in which it issued and sold an aggregate of 14,082,475 common shares at USD 19.00 per share, which included 1,836,844 common shares issued and sold pursuant to the underwriters’ exercise in full of their option to purchase additional common shares. The gross proceeds from the IPO were USD 267.6 million, and net proceeds were USD 244.2 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The IPO resulted in a gross increase of USD 255.3 million in the Company’s share premium account prior to transaction costs associated with the IPO share issuance of USD 4.7 million and underwriting discounts and commissions of USD 18.7 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 23, “Share capital”.
(vii)Follow-On Public Offering
On September 28, 2020, the Company completed a public offering on the NYSE in which it issued and sold 6,000,000 common shares at USD 34.00 per share. The gross proceeds of the public offering were USD 204.0 million, and net proceeds of USD 188.9 million after deducting underwriting discounts and commissions as well as fees and expenses payable by the Company. The public offering resulted in a gross increase of USD 203.5 million in the Company’s share premium account prior to transaction costs associated with the public offering share issuance of USD 2.9 million and underwriting discounts and commissions of USD 12.2 million, both of which were charged directly against the Company’s share premium account. Further details are contained in note 23, “Share capital”.
(viii)Overland Joint Venture
On December 14, 2020, the Company announced the formation of a new joint venture company, Overland ADCT BioPharma (CY) Limited (“Overland ADCT BioPharma”), with Overland Pharmaceuticals (“Overland”), a fully integrated biopharmaceutical company backed by Hillhouse Capital. Overland ADCT BioPharma will develop and commercialize four of the Company’s ADC product candidates, loncastuximab tesirine (“Lonca” and previously known as ADCT-402), ADCT-601, ADCT-602 and ADCT-901 (collectively, the “Licensed Products”), in greater China and Singapore (the “Territory”). The Company agrees to supply product to Overland ADCT BioPharma for its drug development and commercialization under a supply agreement which will be entered into between the parties.
Under the terms of the license agreement between the Company and Overland ADCT BioPharma, the Company licensed exclusive development and commercialization rights to the Licensed Products (the “Licensed IP”) in the Territory to Overland ADCT BioPharma. Overland invested USD 50.0 million in Overland ADCT BioPharma, and is obligated to pay the Company potential development milestone payments related to ADCT-601, ADCT-602 and ADCT-901, for a 51% equity interest. The Company received a 49% equity interest in exchange for contribution of the Licensed IP. The Company and Overland will both appoint an equal number of nominees to the board of directors of Overland ADCT BioPharma which will include the Chief Executive Officer of Overland ADCT BioPharma (“Overland CEO”). Currently, a search is underway for the Overland CEO. Pursuant to the license agreement, the Company may also earn low to mid-single digit royalties on net sales of the Licensed Products. In addition, Overland ADCT BioPharma may elect to participate in the Company’s global clinical trials. The Company also received an option, which it may exercise at its sole discretion, to exchange any or all of its equity interest in Overland ADCT BioPharma into an equity interest in Overland upon an initial public offering of Overland. Given the uncertainty of an initial public offering of Overland, the Company did not assign any value to the option.
In connection with the formation of Overland ADCT BioPharma, the Company determined the fair value of its equity interest by implying a total equity value of Overland ADCT BioPharma using Overland’s investment of USD 50.0 million and the fair value of the contingent milestone consideration for Overland’s 51% equity interest. The fair value of the contingent consideration was determined to be nominal

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due to the high uncertainty related to achieving certain conditions associated with the contingent consideration as of the closing date. The fair value of the Company’s equity interest was determined to be KUSD 48,040, which resulted in the Company recognizing a gain of KUSD 24,501 and a deferred gain of KUSD 23,539. The gain was recognized within Share of results with joint venture in the Company’s Consolidated Statement of Operation for the year ended December 31, 2020. The deferred gain is recorded in Deferred gain of joint venture in the Company’s Consolidated Balance Sheet. In accordance with International Accounting Standard 28 Investments in Associates and Joint Ventures (“IAS 28”), the gain resulting from the transaction was only recognized to the extent of the unrelated investor’s equity interest in the joint venture, or 51%. The Company will begin to recognize the deferred gain upon the commercialization by Overland ADCT BioPharma of any or all the Licensed Products in the Territory. The deferred gain will be recognized over the estimated commercialization period in which a Licensed Product is developed and approved using a systematic approach that approximates the pattern of consumption of the Licensed IP by Overland ADCT BioPharma. Under the terms of the transaction, the Company may receive variable consideration in the form of contingent milestones and royalties. This consideration is dependent upon the success of the programs subject to the license. The Company will recognize those amounts within other income in the Company’s Consolidated Statement of Operation only to the extent a significant reversal in the amount of cumulative income recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved.
In accordance with the terms of the transaction, the Company and Overland jointly control Overland ADCT BioPharma, as they must act together to direct the relevant activities of Overland ADCT BioPharma that would significantly affect its returns. As such, the Company concluded that it did not have the power to unilaterally direct these activities in accordance with International Financial Reporting Standards 10 Consolidated Financial Statements (“IFRS 10”). Therefore, the Company’s equity interest in Overland ADCT BioPharma is accounted for under the equity method of accounting in accordance with IAS 28 and is recorded in Interest in joint venture in the Company’s Consolidated Balance Sheet as of December 31, 2020. The Company’s proportionate share of Overland ADCT BioPharma’s net loss is recorded within Share of results with joint venture in the Company’s Consolidated Statement of Operation, which was KUSD 132 from the closing of the transaction to December 31, 2020.

(in KUSD)
Interest in joint venture
January 1, 2020	—
Initial investment	48,040
Share of results with joint venture	(132)
December 31, 2020	47,908
The tables below provide summarized financial information for Overland ADCT BioPharma that are material to the Company. The following information reflects the amounts presented in the financial statements of Overland ADCT BioPharma and not the Company’s share of those amounts.

Summarized Balance Sheet	As of December 31, 2020
Cash and cash equivalents	50,000
Intangible assets	48,040
Total liabilities	269
Net assets	97,771

Summarized Statement of Comprehensive Loss	For the period from December 14, 2020 through December 31, 2020
Operating expenses	269
Net loss	269
(ix)COVID – 19
The COVID-19 pandemic has negatively impacted the economies of most countries around the world. The Group’s operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the Group advances its clinical programs, it is in close contact with its principal investigators and clinical sites, which are located in jurisdictions affected by the COVID-19 pandemic, and is assessing the impact of the COVID-19 pandemic on its clinical trials, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the primary focus of healthcare providers and hospitals is currently on fighting the novel coronavirus. In addition, in response to the spread of COVID-19, the Group has modified its business practices, including

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restricting employee travel, developing social distancing plans for its employees and cancelling physical participation in meetings, events and conferences. In addition, certain of the Group’s clinical trials experienced delays or suspensions in patient enrollment during the first half of 2020 as a result of the COVID-19 pandemic. However, the Group is no longer experiencing delays in its clinical trials or suspensions in patient enrollments. As the COVID-19 pandemic continues to evolve, the Group believes the extent of the impact to its operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond the Group’s knowledge and control, and as a result, at this time the ultimate impact on the Group’s results of operations, cash flows and financial position in 2020 and thereafter cannot be reasonably predicted. Furthermore, the impact to the Group’s businesses, operating results, cash flows, liquidity and financial condition may be further impacted if the current circumstances continue to exist for a prolonged period of time. However, on the basis of the risk mitigation measures undertaken, the Group has concluded that there is no material uncertainty that may cast a significant doubt upon the Group’s ability to continue as a going concern.
3.Significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
3.1.Consolidation
The annual closing date of the individual financial statements is December 31. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. All intercompany transactions have been eliminated.
3.2.Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars (“USD” or “Dollars”), which is the Company’s functional and Group’s presentation currency.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in Consolidated Statement of Operation.
All foreign exchange gains and losses are presented in the Consolidated Statement of Operation within “Exchange differences”.
Group companies
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
(i)assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii)income and expenses for each Consolidated Statement of Operation are translated at monthly average exchange rates; and
(iii)all resulting exchange differences are recognized in other comprehensive loss, under “Cumulative translation adjustments”.
3.3.Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with external financial institutions and other short-term highly liquid investments with original maturities to the Company of three months or less. They are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Any bank overdrafts are not netted against cash and cash equivalents but are shown as part of current liabilities on the Consolidated Balance Sheet.

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3.4.Inventory
The Company assessed its accounting policy for inventory costs, with the Company’s submission of its biologics license application (“BLA”) to the U.S. Food and Drug Administration (“FDA”) for Lonca for the treatment of relapsed or refractory diffuse large B-cell lymphoma (“DLBCL”). The Company believes that capitalization of inventory costs associated with certain products prior to regulatory approval of such products, or for inventory produced in new production facilities, is appropriate when management considers it highly probable that pre-approval inventory costs will be recoverable through future sales of the drug product. The determination to capitalize is based on the particular facts and circumstances relating to the expected regulatory approval of the product or production facility being considered and, accordingly, the time frame within which the determination is made varies from product to product. The assessment of whether or not the product is considered highly probable to be saleable will be made on a quarterly basis and includes, but is not limited to, how far a particular product or facility has progressed along the approval process, any known safety or efficacy concerns, potential labeling restrictions and other impediments. As of December 31, 2020, the Company believes it is highly probable that it will receive regulatory approval for Lonca. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, the Company has written-down such inventory costs incurred related to the manufacture of Lonca to a net realizable value of zero. The impairment charge has been recorded as research and development expense because of the inherent risks associated with the development of a product candidate, uncertainty about the regulatory approval process, including the expected dating of Lonca at the time of launch, as well as the timing of the associated commercial launch and market size for the drug candidate, and lack of history for the Company’s ability to obtain regulatory approval for drug candidates. The Company anticipates that it will reverse impairments resulting from the write-down of its inventory to a net realizable value of zero upon receiving regulatory approval of Lonca based on a number of factors including the existence of inventory on hand and estimated demand as well as the expiration of such product.
3.5.Property, plant and equipment
All property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation is calculated using the straight-line method to reduce the cost of each asset to its residual value over its estimated useful life, as follows:

Leasehold improvements	3 to 10 years
Laboratory equipment	5 years
Office equipment	5 years
Hardware	3 years
See note 14, “Property, plant and equipment” for further information.
3.6.Intangible assets
Licenses
Licenses acquired are capitalized as intangible assets at historical cost. Licenses with definite-useful lives are amortized over their useful lives, which are determined on a basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received. Prior to regulatory and marketing approval, licenses are treated as indefinite-lived assets and not amortized. These licenses are tested annually for impairment in the last quarter of each fiscal year and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Amortization and impairment of licenses
Prior to regulatory and marketing approval, impairment of indefinite-lived licenses is charged to research and development expenses. Subsequent to regulatory and marketing approval, amortization of licenses will be charged to cost of goods sold.
See note 16, “Intangible assets” for further information.
3.7.Investments in joint ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. An investment in a joint venture is accounted for using the

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equity method from the date on which the investee becomes a joint venture. Under the equity method, an investment in a joint venture is recognized initially in the Consolidated Balance Sheet at cost and adjusted thereafter to recognize the Company’s share of the profit or loss, other comprehensive income or loss of the joint venture, distributions from the joint venture and other adjustments to the Company’s proportionate interest in the joint venture. The Company’s initial investment is recorded as an Interest in joint venture in the Consolidated Balance Sheet. The Company’s proportionate share of net income or losses of equity investments is included within Share of results with joint venture in the Consolidated Statement of Operation. The Company’s carrying value of its investment in a joint venture increases or decreases in relation to the Company’s proportionate share of comprehensive income or loss of the joint venture. When the Company’s share of losses of a joint venture exceeds the Company’s interest in that joint venture less the carrying value of the deferred gain described below, the Company ceases to recognize its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture. In connection with the Company’s initial investment, the gain resulting from the transaction was only recognized to the extent of the unrelated investors’ equity interest in the joint venture, which resulted in a deferred gain for a portion of the Company’s initial investment. The Company will begin to recognize the deferred gain upon the commercialization of any or all the licensed intellectual property by the joint venture. The deferred gain will be recognized over the estimated commercialization period in which a licensed product is developed and approved using a systematic approach that approximates the pattern of consumption of the licensed intellectual property by the joint venture. Investments accounted for under the equity method are assessed for potential impairment on a regular basis based on qualitative factors.
3.8.Impairment of non-financial assets
Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows, adjusted for the risks specific to each asset, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the general risks affecting the pharmaceutical industry. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets (“cash-generating units”). Impairment losses are recognized in the Consolidated Statement of Operation. Prior impairments of non-financial assets are reviewed for possible reversal of the impairment at each reporting date.
3.9.Employee benefits
Employee Benefit Programs
Group companies operate defined benefit and defined contribution pension schemes in accordance with the local conditions and practices in the countries in which they operate. The defined benefit schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. However, as is the case with many Swiss pension plans, although the amount of ultimate pension benefit is not defined, certain legal obligations of the plan nevertheless create constructive obligations on the employer to pay further contributions to fund an eventual deficit. This results in the plan being accounted for as a defined benefit plan.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity that approximate the terms of the related pension obligation.
The current service cost of the defined benefit plan, recognized in the Consolidated Statement of Operation in employee benefit expenses, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year.
Past service costs, resulting from a plan amendment or curtailment, are recognized immediately in the Consolidated Statement of Operation.
The net interest cost is calculated by applying the discount rate to the net balance of the present value of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the Consolidated Statement of Operation.

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Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity within the Consolidated Statement of Other Comprehensive Loss in the period in which they arise.
For defined contribution plans, the company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations. The contributions are recognized as employee benefit expenses in the Consolidated Statement of Operation. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.
See note 20, “Pension obligations” for further information.
Share-based compensation expense
The fair value of shares or options granted, respectively, under share purchase or share option plans is recognized as an employee share-based compensation expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the shares or options granted:
–including any market performance conditions;
–excluding the impact of any service and non-market performance vesting conditions; and
–including the impact of any non-vesting conditions.
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimate of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimate, if any, within the Consolidated Statement of Operation, with a corresponding adjustment to equity.

The proceeds received upon the exercise of options are net of any directly attributable transaction costs and are credited directly to equity.
See note 22, “Share-based compensation expense” for further information.
3.10.Share capital and share premium
Share capital
The Company has issued one class of common shares, which is classified as equity (see note 23, “Share Capital”).
Share premium
Amounts of contribution in excess of par value are accounted for as share premium. Share premium also arises from additional capital contributions from shareholders. Incremental costs directly attributable to equity transactions such as the issue of new capital shares are shown in equity as a deduction, net of tax, from the proceeds within share premium. Transaction costs that relate to equity and non-equity transactions are allocated to those transactions using a basis of allocation that is rational and a consistent methodology with previous transactions.
3.11.Treasury shares
Treasury shares are recognized at acquisition cost and deducted from shareholders’ equity at the time of acquisition, until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders’ equity.
3.12.Leases
This policy concerns instances where a Group company is the lessee.
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and the finance cost. The finance cost is charged to the Consolidated Statement of Operation over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are measured at cost comprising the following:
–the amount of the initial measurement of lease liability;
–any lease payments made at or before the commencement date less any lease incentives received;
–any initial direct costs, and
–restoration costs.
The lease term is considered to be the non-cancellable period of a lease, together with both:
–periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option; and
–periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.
Assumptions as to whether the Company is reasonably likely to exercise any extension or termination options have been individually assessed based on the Company’s plans.
The policy of recognizing right-of-use assets and lease liabilities is not applied to short-term (under 12 months) or low value leases.
For deferred tax purposes, the Group considers the net effect of temporary differences arising from the right-of-use asset and the lease liabilities.
In 2018 and prior years, leases in which a significant portion of the risks and rewards of ownership are retained by the lessor were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the Consolidated Statement of Operation on a straight-line basis over the period of the lease.
3.13.Convertible loans
The Company entered into a USD 115.0 million Facility Agreement (the “Facility Agreement”) (see note 21, “Convertible loans”) on April 24, 2020, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).
Accounting for the first tranche
On May 19, 2020, the Company received convertible loans in the amount of USD 65.0 million upon completion of the IPO. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.
(i)The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the agreement foresees, in the event of a major transaction, the payment of “make-whole” amounts that would have to be computed in the light of the circumstances and are therefore not fixed. As a result, the derivative is presented in the balance sheet as a liability and classified as non-equity in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.

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(ii)The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9. It is presented as a financial liability in the Consolidated Balance Sheet.
Expenses and fees payable upon the issuance of the first tranche of convertible loans were allocated pro rata to the above two components. The share of expenses allocated to the embedded conversion option derivative was charged directly to the Consolidated Statement of Operation, while the share of expenses allocated to the residual convertible loan was deducted from the loan.
Accounting for the second tranche
The Company is obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. However, the second tranche will automatically terminate if the Company has not received the regulatory approval on or prior to December 31, 2021. This obligation has been accounted for as a derivative, and presented in the Consolidated Balance Sheet as a financial liability. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the Consolidated Statement of Operation.
3.14. Revenue recognition
To date, the Company has not generated any revenue from the sale of its product candidates. Revenue is measured at the fair value of the consideration received or receivable for the sale of services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates and discounts and after eliminating sales within the Group.
The Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, the Company assesses the goods or services promised within each contract, determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
Performance obligation satisfied to the state of completion - deferred contract revenue amortization
When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized according to the stage of completion of the transaction at the end of the period using the cost input method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides full information on the extent of service activity and performance during a period.
To be able to estimate the outcome of a transaction reliably, the entity must be able to make a reliable estimate of total transaction revenue, the stage of completion and the costs to complete the transaction. The stage of completion is determined as the proportion of the transaction costs incurred for services rendered to date compared to the estimated total transaction costs.
3.15. Research and development (“R&D”) expenses
Research expenditure is recognized in expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, which is almost invariably the case prior to approval of the drug by the relevant regulatory authority, the expenditure is recognized in the Consolidated Statement of Operation. When certain criteria are met, the Company may capitalize and amortize on a straight-line basis over its estimated useful life, internal development expenditures. To date, the Company has not capitalized any R&D expenses.
3.16.Selling and marketing (“S&M”) expenses
S&M expense is expensed when incurred and include employee expenses (including share-based compensation expense) for commercial employees, external costs related to commercialization (including professional fees, communication costs and IT costs and travel expenses). To date, depreciation expense and facility expense has not been material.

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3.17.General and administrative (“G&A”) expenses
G&A expense is expensed when incurred and include employee expenses (including share-based compensation expense) for G&A employees, external costs (including in particular professional fees, communications costs and IT costs, facility expenses and travel expenses), G&A costs charged by related parties (including telecommunications costs), depreciation of property, plant and equipment, depreciation of right-of-use assets and amortization of intangible assets.
3.18. Current, deferred income tax and tax credit
The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Operation, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity; in this case the related tax is recognized in other comprehensive loss or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized.
Deferred income tax assets from tax credit carryforwards are recognized to the extent that the national tax authority confirms the eligibility of such a claim and that the realization of the related tax benefit through future taxable profits is probable.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
3.19. Segment reporting
The Company is managed and operated as one business. A single management team that reports to the chief executive officer comprehensively manages the entire business. Accordingly, the Company views its business and manages its operations as one operating segment. Revenue is attributable to the Company’s country of domicile, Switzerland.
The Company has locations in three regions: Switzerland, the United Kingdom and the United States. An analysis of non-current assets by geographic region is presented in note 13, “Non-current assets by geographic area”.
3.20. Loss per share
Basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of common shares in issue during the year, excluding common shares owned by the Company and held as treasury shares. See note 27, “Loss per share.”
Diluted loss per share adjusts the shares used in the determination of basic loss per share to take into account the after-tax effect of interest and other financing costs associated with potentially dilutive common shares, if applicable, and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares (share option plans and convertible loans). See note 22, “Share-based compensation expense” and note 21, “Convertible loans”, respectively.

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4.New and amended IFRS standards
(i)New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2020, that are relevant to the Group and that have had any impact in the interim periods. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here.
(ii)Recently adopted IFRS standards
IFRS 16 “Leases” has been adopted by the Group from January 1, 2019. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize an asset, being the right to use the leased item, and a financial liability, reflecting future lease payments, for virtually all lease contracts, though there is an optional exemption for certain short-term leases and leases of low-value assets.
The Group has applied the modified retrospective approach, which requires the recognition of the cumulative effect of initially applying IFRS 16 as of January 1, 2019 to accumulated losses without restating prior years. Since the Group recognized the right-of-use assets at an amount equal to the lease liabilities there was no impact on accumulated losses. The new accounting policy for leases is set out in note 3.12, “Leases”.
The Group has elected to apply the following practical expedients in adopting IFRS 16: (i) not to recognize right-of-use assets and lease liabilities for leases of low value, (ii) to apply hindsight in determining the lease term for contracts which contain certain options to extend or terminate the lease, (iii) to account for each lease component and any non-lease components as a single lease component, (iv) to rely on its assessment of whether leases were onerous by applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of application, and (v) to exclude initial direct costs for the measurement of the right-of-use asset at the date of initial application. The Group’s weighted average incremental borrowing rate calculated as of January 1, 2019 was 2.66%.
The following table reconciles the Group's operating lease obligations at December 31, 2018, as computed under the Group's previous accounting policy disclosed above in note 3.12, “Leases”, with the lease obligations recognized on initial application of IFRS 16 at January 1, 2019.

(in KUSD)

Operating lease commitments at December 31, 2018	4,378

Discounted at the incremental borrowing rate as at January 1, 2019	3,976
Short-term leases recognized on a straight-line basis as expenses	(15)
Low-value leases recognized on a straight-line basis as expenses	—
Extension options reasonably certain to be exercised	1,462
Lease obligations recognized at January 1, 2019	5,423

Of which are:
Lease liabilities (short-term)	924
Lease liabilities (long-term)	4,499
In accordance with the adoption of IFRS 16 “Leases” as of January 1, 2019, the Group recorded at initial recognition a non-cash KUSD 5,423 right-of-use asset and corresponding lease liability. The Group’s Consolidated Statement of Operation for the year ended December 31, 2019 was impacted by an increase in depreciation of right-of-use leased assets of KUSD 1,064 and a reduction in operating lease expenses of KUSD 1,002. The increase in interest expense was KUSD 141. During the same periods, the Group’s cash flow statement was impacted by a shift of KUSD 1,143 from cash generated from operations to net cash used in financing activities. Overall, IFRS 16 was cash neutral for the Group. See note 15, “Leases.”

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5.Financial risk management
5.1Financial risk factors
Management and the Board of Directors regularly reviews the Group cash forecast and related foreign exchange risk. It also performs the risk assessment, defines any necessary measures and ensures the monitoring of the internal control system. The Group does not use derivative financial instruments to hedge these exposures.
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:
–forecast costs denominated in a currency other than the entity’s functional currency;
–recognized assets and liabilities denominated in a currency other than the entity's functional currency; and
–net investments in foreign operations.
Management believes that foreign exchange risk is minimal, as the Company pays invoices mainly in USD and holds cash principally in USD.
The Group's cash and cash equivalents are denominated in the following currencies:

	2020	2020	2019	2019
December 31	in KL/C(1)	in KUSD	in KL/C(1)	in KUSD
In USD	435,750	435,750	109,939	109,939
In CHF	376	426	457	472
In GBP	2,096	2,861	3,529	4,654
In EUR	129	158	433	486
		439,195		115,551
_______________
(1)Thousands Local Currencies
The Group has certain investments in foreign operations whose net assets are exposed to foreign currency translation risk. Currency exposure arising from these net assets of the Group’s foreign operations is managed primarily through purchasing goods and services denominated in the relevant foreign currencies.
At December 31, 2020, if the USD had weakened / strengthened by 10% against the CHF with all other variables held constant, the pre-tax loss for the year would have been KUSD 1,013 higher / lower, mainly as a result of foreign exchange losses / gains on translation of CHF-denominated net monetary liabilities (2019: KUSD 201 higher / lower on net monetary assets).
At December 31, 2020, if the USD had weakened / strengthened by 10% against the EUR with all other variables held constant, the pre-tax loss for the year would have been KUSD 214 higher / lower, mainly as a result of foreign exchange losses / gains on translation of EUR-denominated net monetary liabilities (2019: KUSD 95 higher / lower on net monetary assets).
At December 31, 2020, if the USD had weakened / strengthened by 10% against the GBP with all other variables held constant, the pre-tax loss for the year would have been KUSD 323 higher / lower, mainly as a result of foreign exchange losses / gains on translation of GBP-denominated net monetary liabilities (2019: KUSD 290 higher / lower), and the gain on currency translation differences credited directly to equity and arising on the translation of the net assets of ADCT UK would have been KUSD 439 higher / lower (2019: KUSD 320 higher / lower on net monetary assets).
Interest rate risk

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Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities, and on the value of the net defined benefit pension obligation. See note 5.3, “Fair value estimation” for a further discussion on the risk free rate and implied bond yield sensitivity analysis used in determining the fair value of the embedded derivative and derivative associated with the Company’s convertible loans.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities and from its financing activities including deposits with banks and other financial institutions (see note 17b, “Credit quality of financial assets”). The Group’s cash and cash equivalents accounts are maintained with well established, highly rated financial institutions. The Company’s wholly-owned subsidiaries are solvent, are managed on a cost-plus service provider basis, and are supported by the Company as the parent.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group management.
Funding and liquidity risks are reviewed regularly by management and the Board of Directors. The Board of Directors reviews the Group’s ongoing liquidity risks quarterly as part of the financial review process and on an ad hoc basis as necessary. To date, the Company has funded its capital requirements through capital raises, including the issuance of the Company’s common shares and the issuance of convertible loans (see note 21, “Convertible loans) or partnering of its programs.
The table below analyses the Group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date.

(in KUSD)	Note	Less than 1 year	1-3 years	3-5 years	More than 5 years
Trade accounts payable		5,279	—	—	—
Lease liabilities, contractual rent	15	1,050	1,047	642	903
Convertible loan, interest and exit fee	21	3,921	7,842	7,703	—
Convertible loan, principal (1)	21	—	—	65,000	—
At December 31, 2020		10,250	8,889	73,345	903

Trade accounts payable		3,329	—	—	—
Lease liabilities, contractual rent	15	1,246	1,859	2,265	—
At December 31, 2019		4,575	1,859	2,265	—
(1) Amount represents the principal amount of the convertible loan due May 2025 associated with the first tranche of the Facility Agreement. See note 21, “Convertible loans”. In addition, the Facility Agreement contains a second tranche of USD 50.0 million that the Company is obligated to draw down upon the receipt of regulatory approval of Lonca. While the Company believes that it is highly probable that regulatory approval will be obtained, such amount has not been included in the table above as the amount has not been drawn down as of December 31, 2020.
5.2Capital management
The Group considers equity as equivalent to the IFRS equity on the balance sheet (including share capital, share premium and all other equity reserves attributable to the owners of the Company). Other than its lease liabilities, the Group’s only interest-bearing debt relates to the issuance of convertible loans (see note 21, “Convertible loans”).
The primary objective of the Group's capital management is to maximize shareholder value. Management and the Board of Directors regularly reviews its shareholder return strategy. For the foreseeable future, management and the Board of Directors will maintain a capital structure that supports the Group's strategic objectives through managing funding and liquidity risks and optimizing shareholder return.

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The Company is a late clinical-stage biotechnology company with product candidates still at pre-clinical and clinical stages of development. During the fourth quarter of 2020, the FDA accepted the Company’s BLA for Lonca for the treatment of relapsed or refractory DLBCL and granted priority review status. The FDA set a Prescription Drug User Free Act (“PDUFA”) target date of May 21, 2021. Even if the FDA approves Lonca for commercial sale, the Company does not expect to have significant revenues in 2021. It intends to continue to explore financing opportunities either through the equity or debt markets as well as through cooperation and collaboration with pharmaceutical and biotechnology partners – potentially along the value chain from research alliances through co-development to commercialization. As explained in note 2 (iii), “Going concern basis”, management believes that the Company has sufficient financial resources available to meet all of its obligations for at least the twelve months from the issuance of these consolidated financial statements without additional capital becoming available.
5.3Fair value estimation
At December 31, 2020, the carrying amount is a reasonable approximation of fair value for the following financial assets and liabilities:
–Cash and cash equivalents
–Trade accounts payable
In 2020, there were no significant changes in the business or economic circumstances that affect the fair value of the Group's financial assets and financial liabilities with the exception of the Company entering into the Facility Agreement. See note 21, “Convertible loans”. The Company received convertible loans in the amount of USD 65.0 million. These convertible loans have been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company is obligated to draw down the second tranche in the amount of USD 50.0 million upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date. This obligation has been accounted for as a derivative. Each quarter, the Company marks-to-market this derivative and the embedded conversion option derivative with changes in the fair value (gains or losses) of the derivatives recorded in the Consolidated Statement of Operation.
Fair values must be estimated on an ongoing basis with regard to awards under the ADC Therapeutics SA 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), with regard to the convertible loan conversion option derivative related to the first tranche of the convertible loans and with regard to the derivative arising from the obligation related to the second tranche of the convertible loans. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 22, “Share-based compensation” and for the convertible loan derivatives in note 21, “Convertible loans”.
Commonly accepted pricing models (Hull and Goldman Sachs) have been used to calculate the fair value of the convertible loan derivatives. The valuation of the embedded derivative in the first tranche and derivative relating to the second tranche are classified as pertaining to level 3 of the valuation hierarchy set out below.
The different levels of the valuation hierarchy have been defined as follows:
a.Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.Level 2: inputs other than quoted prices that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices);
c.Level 3: inputs for the asset or liability that are not based on observable market data.
There were no transfers between the respective levels during the period.
The embedded derivative conversion feature and the derivative associated with the first and second tranche of the Company’s convertible loans (see note 21, “Convertible loans”), respectively, are re-measured to fair value at each reporting date. The Company utilizes a risk free rate, an implied bond yield and a selected volatility in determining the fair value of its embedded derivative and derivative. A hypothetical 10% increase (decrease) in the risk free rate as of December 31, 2020 would have increased (decreased) the derivative values associated with the first and second tranche of our convertible loans by KUSD 5 (KUSD 5) and KUSD 4 (KUSD 4), respectively. A hypothetical 10% increase (decrease) in the implied bond yield as of December 31, 2020 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 2,088 and (KUSD 898) and (decreased) increased the derivative value associated with the second tranche of our convertible loans by (KUSD 846) and KUSD 875. A hypothetical 10% increase (decrease) in the selected volatility as of December 31, 2020 would have increased (decreased) the derivative value associated with the first tranche of our convertible loans by KUSD 2,043 (KUSD 248) and decreased (increased) the derivative value associated with the second tranche of our convertible loans by (KUSD 52) and KUSD 234.

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6.Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates, assumptions and judgements that have significantly affected reported results or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
Licenses
The Company enters into collaboration, license and sublicense agreements with third parties, which grant the Company the right to use their antibodies with the Company's licensed warhead and linker technology to develop new ADCs for anti-cancer treatments. The license fees (upfront fees, signature fees, milestone payments) paid by the Company under the agreements are capitalized as intangible assets. The Company considers that those licenses have an indefinite life until regulatory and marketing approval is obtained. Once obtained, the asset will be treated as a finite intangible asset and amortization will commence. The license costs capitalized were KUSD 1,923 and KUSD 1,731 for the years 2020 and 2019, respectively. The intangible assets are tested annually for impairment and more frequently if events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount (higher of an asset's fair value less costs of disposal and value in use). Impairment losses are recognized in the Consolidated Statement of Operation. Testing for impairment inevitably involves the application of judgement. In 2020 and 2018, in relation to the termination of one of the Company's programs in each year, an impairment charge of KUSD 216 and KUSD 227, respectively (corresponding to the entire carrying amount of the capitalized license) was recognized and charged to research and development expenses in the Consolidated Statement of Operation. The Company performed its review for 2019 and concluded no impairment was required. See note 16, “Intangible assets”.
Convertible loans

The Company entered into the Facility Agreement, pursuant to which the counterparty agreed to extend senior secured convertible term loans to the Company in two separate tranches. The Company received the first tranche upon the completion of the IPO. The first tranche has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative. The Company is obligated to draw down on the second tranche upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date. The second tranche has been accounted for as a derivative. In determining the value of the loan and embedded derivative associated with the first tranche as well as the derivative associated with the second tranche, the Company utilized significant estimates and judgements. In particular, significant judgement was required in deciding whether the conversion option derivative embedded in the notes was of a liability or equity nature, in selecting the appropriate models to value the derivatives arising from the first and second tranches of the convertible notes and in identifying the appropriate key assumptions as inputs to the selected models. Details of the models and assumptions are set out in note 21, “Convertible loans”.
Share-based compensation expense

The details of the ADC Therapeutics Incentive Plan 2014 (as amended and restated as of October 1, 2015, the “Incentive Plan 2014”), the Share Purchase Plan 2016 and the 2019 Equity Incentive Plan are explained in note 22, “Share-based compensation expense”.

Prior to the Company’s IPO, the determination of the fair value of awards involved the application of an adjusted form of the Black-Scholes option pricing model that took into account the strike price, term of the award, impact of dilution (where material), share price at grant date and expected price volatility of the underlying share, expected dividend yield, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. In addition, for awards granted on and subsequent to July 1, 2019 through the IPO date, the fair value of grants was based on a probability-weighted expected returns method that took into account both the value derived by using an adjusted form of the Black-Scholes option pricing model and a discounted estimate of the price that may have been achieved in a future transaction. This method entailed further significant judgement, both in estimating a transaction price and in estimating the probabilities of different outcomes. The adjusted form of the Black-Scholes option pricing model used to derive a value for the common share price at grant date derived the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security and considered the timing, amount, liquidation preferences and dividend rights of issues of preference shares.

After the Company’s IPO, the determination of the fair value of awards involves the application of the Black-Scholes option pricing model for the Company’s option equity awards, which utilizes certain assumptions including expected volatility, expected life and risk-free interest rate. In addition, the exercise price per share option is set by the Company at the fair market value of the underlying common

27

shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE.
7.Contract revenue and contract liability
Contract revenue represents the amortization of upfront payments received under license and collaboration contracts in order to finance the research and development that is the subject of those contracts as well as associated milestone payments. In 2013, the Company entered into a license and joint collaboration agreement which was subsequently discontinued in June 2019. As a result of the discontinuance of this joint development program, the remaining balance of the non-refundable upfront payment (consisting of deferred revenue and presented as a contract liability) received under the related license and collaboration agreement was recognized in the first half of 2019 as contract revenue, and no additional contracts giving rise to current contract revenue have been entered into by the Company. As such, the Company recognized revenue of KUSD 2,340 associated with the remaining balance of the non-refundable upfront payment for the year ended December 31, 2019. The Company recognized revenue of KUSD 1,140 for the year ended December 31, 2018. There was no deferred revenue as of December 31, 2020 and December 31, 2019.
8.Other income (expense)

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
Other income		584	1,655	—
Convertible loans, derivatives, change in fair value (expense)	21	(45,411)	—	—
Convertible loans, first tranche, derivative, transaction costs	21	(1,571)	—	—
Share of results with joint venture	2 (viii)	24,368	—	—
Financial income		832	2,253	2,856
Financial expense		(4,926)	(156)	—
Exchange differences (loss) gain		(576)	(255)	213
Total other (expense) income		(26,700)	3,497	3,069

Other income

The Company recognizes as other income amounts received and receivable by its subsidiary, ADCT UK, under the United Kingdom’s Research and Development Expenditure Credit scheme (“UK R&D Credit Scheme”). During 2019, the Group recognized amounts received and receivable by ADCT UK for the first time under the UK R&D Expenditure Credit Scheme. The grants represent 12% of eligible expenditure (11% for periods prior to 2018). Because of the strictness of the eligibility criteria for these credits, the Group did not recognize any income under this scheme until it had positive confirmation that initial claims had been approved for payment, which occurred in 2019.

The claims are payable through the tax system, as a refund of corporation tax or of other taxes, including income tax and social security payments deducted at source from qualifying (research) employees’ payroll and VAT. The relevant amounts have been therefore presented net in the balance sheet. As the credit is independent of ADCT UK’s taxable profit, is clearly designed to incentivize companies to invest in R&D activities and is itself taxable income, the Group has recognized the income as government grants within other income and not as a credit to income tax expense.

Financial income

Our financial income decreased to KUSD 832 for year ended December 31, 2020 primarily due to lower amounts placed on short-term deposit and lower interest rates.

Financial expense

Financial expense primarily relates to interest on the convertible loans, calculated at the implied effective interest rate, from May 19, 2020. This expense is explained in note 21, “Convertible loans”.

Exchange differences (loss) gain

Due to our international operations, the Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in a loss of KUSD 576 and KUSD 255 and income of KUSD 213 for the years ended December 31, 2020, 2019 and 2018, respectively.

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9.Employee expenses

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
Wages, salaries and other costs		44,058	24,061	19,245
Social security costs		7,292	3,871	3,452
Share-based compensation expense	22	42,928	1,117	469
Defined benefit plan costs	20	966	462	535
Defined contribution plan costs		727	540	481
Employee expenses		95,971	30,051	24,182
Employee expenses increased from KUSD 30,051 in 2019 to KUSD 95,971 in 2020. This increase of KUSD 65,920 is primarily due to higher headcount as the Company continues to advance clinical trials associated with its lead product candidates, preparing for the commercial launch of Lonca in 2021 and, to a lesser extent, becoming a public company. The increase in headcount resulted in higher share-based compensation expense as well as the acceleration of expense associated with the immediate vesting of awards as a result of the Company’s IPO.
10. Expenses by nature
The following table provides the Consolidated Statement of Operation classification of our expense by nature:

		Year Ended December 31,
(in KUSD)	Note	2020	2019	2018
R&D
External costs (1)		97,768	82,621	99,067
Employee expenses (2)	9	44,264	24,916	19,246
R&D expense		142,032	107,537	118,313

S&M
External costs		11,887	—	—
Employee expenses (2)	9	10,214	—	—
S&M expense		22,101	—	—

G&A
External costs (1)		13,637	9,067	3,832
Employee expenses (2)	9	41,493	5,135	4,936
G&A expense		55,130	14,202	8,768
Total operating expense		219,263	121,739	127,081
(1) Includes depreciation expense; Depreciation expense for S&M was not material.
(2) Includes share-based compensation expense
The increase in R&D expense in the year ended December 31, 2020 was due to higher employee expenses related to an increased number of employees as the Company continues to advance clinical trials associated with its lead product candidates, which also contributed to an increase in share-based compensation expense. External costs increased primarily due to the advancement of the Company’s clinical trials associated with its lead product candidates. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020. The decrease in R&D expense in 2019 was primarily due to a lower chemistry, manufacturing and controls (“CMC”) costs as the clinical trials advance, partially offset by higher employee expense due to the increased number of employees necessary to advance the Company’s lead product candidates.
S&M expense in the year ended December 31, 2020 related to the build-out of the commercial organization as the Company prepares for the anticipated launch of Lonca in 2021. During the year ended December 31, 2019, the Company incurred KUSD 158 of S&M expense

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that was classified within G&A expense. This amount was not reclassified as the amount was not material. There was no S&M expense incurred for the year ended December 31, 2018.
The increase in G&A expense in the year ended December 31, 2020 was primarily due to increased share-based compensation expense and to a lesser extent, increased costs associated with being a public company. The increase in G&A expense in the year ended December 31, 2019 is primarily due to increased external costs relating to professional fees associated with the Company’s planned share offering which was not completed.
11. Income tax expense

	Year Ended December 31,
(in KUSD)	2020	2019	2018
Current income taxes for the year	417	572	218
Current income taxes related to prior years	(90)	10	6
Income tax expense	327	582	224
The Group's expected tax expense for each year is based on the applicable tax rate in each individual jurisdiction, which in 2020 ranged between 13.68% and 21.0% (2019: between 11% and 27%; 2018: between 11% and 27%) in the tax jurisdictions in which the Group operates. The weighted average tax rate applicable to the profits of the consolidated entities was 13.8% (2019: 11.5%; 2018: 11.3%). This increase is due to changes in the mix of the taxable results and the changes in tax rates of the individual group companies.

The tax on the Group's net loss before tax differs from the theoretical amount that would arise using the weighted average applicable tax rate as follows:

	Year Ended December 31,
(in KUSD)	2020	2019	2018
Loss before taxes	245,963	115,902	122,872
Tax calculated at tax domestic rates applicable to profits in the respective countries	(33,319)	(12,332)	(13,321)

Tax effects of:
- Tax losses for which no deferred income tax asset was recognized	26,112	13,187	13,766
- Utilization of R&D tax credit (USA)	(546)	(436)	(310)
- Income not subject to tax / (expenses not deductible for tax purposes)	8,166	156	83
- Tax relating to prior years	(90)	10	6
- Other	4	(3)	—
Income tax expense	327	582	224
12. Other current assets

(in KUSD)	December 31, 2020	December 31, 2019
VAT receivable, net	453	471
Withholding tax receivable	991	626
Prepaid insurance	2,852	—
Prepaid compensation	1,488	—
Prepaid expenses - other	3,815	4,215
UK R&D expenditure credit receivable	1,246	891
Other	410	852
	11,255	7,055

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The increase of USD 4.2 million in other current assets is primarily due to an increase in prepaid insurance relating to Director and Officer insurance and prepaid compensation in the form of employment sign-on bonuses associated with the increase in headcount in 2020. For further information regarding the UK R&D Credit Scheme, please refer to note 8, “Other income and expense”.
The maturity of other current assets is less than one year. The Company considers the counterparty risk as low. The Company believes the carrying amount of the aforementioned receivables is considered to approximate their fair value.
13. Non-current assets by geographic area

(in KUSD)
Country	December 31, 2020	December 31, 2019
Switzerland	60,231	10,903
United Kingdom	1,132	2,032
United States	1,482	1,773
	62,845	14,708
Non-current assets consist of property, plant and equipment, right-of-use assets, intangible assets and interest in joint venture. All intangible assets and the interest in joint venture are located in Switzerland.
14. Property, plant and equipment

(in KUSD)	Leasehold improvements	Laboratory equipment	Office equipment	Hardware	Construction in progress	Total
Cost
January 1, 2019	514	939	597	497	—	2,547
Additions	17	131	93	118	—	359
Exchange difference	2	41	8	3	—	54
December 31, 2019	533	1,111	698	618	—	2,960
Additions	224	30	84	616	67	1,021
Disposals and scrapping	(13)	(178)	(117)	(367)	—	(675)
Exchange difference	2	39	6	3	—	50
December 31, 2020	746	1,002	671	870	67	3,356

Accumulated depreciation
January 1, 2019	(126)	(310)	(245)	(326)	—	(1,007)
Depreciation charge	(82)	(204)	(149)	(117)	—	(552)
Exchange difference	(1)	(19)	(3)	(2)	—	(25)
December 31, 2019	(209)	(533)	(397)	(445)	—	(1,584)
Depreciation charge	(162)	(207)	(173)	(232)	—	(774)
Disposals and scrapping	13	178	117	367	—	675
Exchange difference	(4)	(32)	(4)	(4)	—	(44)
December 31, 2020	(362)	(594)	(457)	(314)	—	(1,727)

Net book amount
December 31, 2019	324	578	301	173	—	1,376
December 31, 2020	384	408	214	556	67	1,629
In 2020, the investments in tangible fixed assets relate to hardware due to the increased number of employees and certain leasehold improvements. During 2020, the Company wrote-off fully depreciated property, plant and equipment no longer in use. In 2019, the investments in tangible fixed assets relate mainly to investments in the UK laboratory and in hardware.

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Depreciation of property, plant and equipment has been charged to the following categories in the Consolidated Statement of Operation:

	Year Ended December 31,
(in KUSD)	2020	2019	2018
R&D expense	589	407	330
G&A expense	185	145	158
	774	552	488
15. Leases
The following tables provide balance sheet classification related to leases:

(in KUSD)	December 31, 2020	December 31, 2019
Properties (offices)	3,071	4,820
Vehicles	58	78
Total right-of-use assets	3,129	4,898

(in KUSD)	December 31, 2020	Three Months Ended December 31, 2019
Lease liabilities (short-term)	1,002	1,132
Lease liabilities (long-term)	2,465	3,899
Total lease liabilities	3,467	5,031
Prior to fiscal year 2019, all leases were classified as ‘operating leases’ under IAS 17 and were accordingly not recognized as assets and liabilities. In 2018, lease payments incurred for all non-cancellable operating leases were recorded in the Consolidated Statement of Operation in an amount of KUSD 869.
As the Company continues to grow its operations, prepares for product commercialization and further develops its pipeline, it is looking to expand its facilities. During the third quarter of 2020, the Company concluded it was reasonably certain that it would modify the terms of various existing lease agreements in accordance with the underlying terms of the agreements, which would reduce the Company’s future minimum lease obligations. As a result, the Company reduced its Right of use assets and Leased liability, non-current by KUSD 583.

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(in KUSD)
Right-of-Use Assets	Properties (Offices)	Vehicles	Total
Cost
January 1, 2019	5,399	24	5,423
Additions	466	78	544
Disposals	—	(24)	(24)
Exchange difference	22	—	22
December 31, 2019	5,887	78	5,965
Modification of lease terms	(583)	—	(583)
Exchange difference	20	—	20
December 31, 2020	5,324	78	5,402

Accumulated depreciation
January 1, 2019	—	—	—
Depreciation charge	(1,051)	(13)	(1,064)
Disposals	—	13	13
Exchange difference	(16)	—	(16)
December 31, 2019	(1,067)	—	(1,067)
Depreciation charge	(1,131)	(20)	(1,151)
Exchange difference	(55)	—	(55)
December 31, 2020	(2,253)	(20)	(2,273)

Net book amount
December 31, 2019	4,820	78	4,898
December 31, 2020	3,071	58	3,129

Depreciation of right-of-use assets have been charged to the following categories in the Consolidated Statement of Operation:

	For the Years Ended
(in KUSD)	2020	2019
R&D expenses	915	837
G&A expenses	236	227
	1,151	1,064

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(in KUSD)
Lease liabilities	Properties (Offices)	Vehicles	Total
January 1, 2019	5,399	24	5,423
Additions	466	78	544
Disposals	—	(12)	(12)
Cash outflow (including interest)	(1,130)	(13)	(1,143)
Interest	140	1	141
Exchange difference	78	—	78
December 31, 2019	4,953	78	5,031
Additions	—	—	—
Modification of lease terms	(583)	—	(583)
Cash outflow (including interest)	(1,227)	(22)	(1,249)
Interest	102	3	105
Exchange difference	157	6	163
December 31, 2020	3,402	65	3,467

December 31, 2019
Lease liabilities (short-term)	1,114	18	1,132
Lease liabilities (long-term)	3,839	60	3,899
Total lease liabilities	4,953	78	5,031

December 31, 2020
Lease liabilities (short-term)	981	21	1,002
Lease liabilities (long-term)	2,421	44	2,465
Total lease liabilities	3,402	65	3,467
The Company does not recognize right-of-use assets for short-term and low value leases. The Company has no low value leases. Expense relating to short-term leases incurred during 2020 and 2019 is recorded in the Consolidated Statement of Operation in an amount of KUSD 277 and KUSD 28, respectively.
The amount payable in 2021 under short-term leases (with an original term of under 12 months) is KUSD 130.
See note 29, “Events after the reporting date” for further information.

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16. Intangible assets

(in KUSD)	Licenses	Software	Total
Cost
January 1, 2019	7,490	87	7,577
Additions	1,731	59	1,790
Exchange difference	—	1	1
December 31, 2019	9,221	147	9,368
Additions	1,923	85	2,008
Disposals	—	(65)	(65)
Exchange difference	—	1	1
December 31, 2020	11,144	168	11,312
Accumulated amortization
January 1, 2019	(853)	(50)	(903)
Amortization charge	—	(30)	(30)
Exchange difference	—	(1)	(1)
December 31, 2019	(853)	(81)	(934)
Amortization charge	—	(47)	(47)
Impairment charge	(216)	—	(216)
Disposals	—	65	65
Exchange difference	—	(1)	(1)
December 31, 2020	(1,069)	(64)	(1,133)

Net book amount
December 31, 2019	8,368	66	8,434
December 31, 2020	10,075	104	10,179
Amortization and impairment of intangible assets have been charged to the following categories in the Consolidated Statement of Operation:

(in KUSD)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
R&D expenses	230	14	244
G&A expenses	33	16	8
	263	30	252
Licenses
Licenses classified as definite-lived intangible assets are amortized over their useful lives, which are determined on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the licenses and which therefore commence only once the necessary regulatory and marketing approval has been received for the product candidates to which they relate. To date, the Company has not received any regulatory and marketing approval for any of its product candidates and therefore classifies all of its licenses as indefinite-lived intangible assets. Consequently, the Company did not recognize any amortization expense of licenses.
The Company has capitalized certain payments for licenses, in accordance with its accounting policy note 3.6, “Intangible assets”. The largest amount paid to any one party was KUSD 2,500 paid to Spirogen Ltd. in 2011 under a license and collaboration agreement, pursuant to which Spirogen Ltd. granted the Company access to its next-generation PBD-based warhead and linker technology. As a result of changes to the ownership of Spirogen Ltd. and of the applicable intellectual property rights, the agreement was subsequently amended and restated (with retroactive effect to September 2011) with MedImmune replacing Spirogen Ltd. as the licensor thereunder.

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Under the terms of the agreement, MedImmune has granted the Company an exclusive, worldwide license under certain patent rights and related know-how to make, have made, use, sell, offer for sale and import product candidates in the field of human therapeutics and diagnostics that consist of (i) PBD-based molecules directly conjugated to an antibody (i.e., ADCs with a PBD-based warhead) that specifically bind to up to 11 approved targets (“ADC Targets”), and (ii) PBD-based molecules conjugated to a non-antibody (i.e., targeting-moiety conjugates with a PBD-based warhead) that specifically bind to up to ten approved targets (“XDC Targets”). As of December 31, 2020, there are 11 approved ADC Targets subject to the license, including CD19 (the target of Lonca) and CD25 (the target of camidanlumab tesirine (“Cami” and previously known as ADCT-301), and ten approved non-ADC Targets subject to the license.
Under the terms of the agreement, the Company has the right to grant sublicenses to affiliates and, subject to MedImmune’s approval (not to be unreasonably withheld), third parties. In addition, with respect to each licensed target, the Company has agreed to use commercially reasonable efforts to develop and commercialize at least one product and submit an IND application with the FDA (or its equivalent in another jurisdiction) for one product within 48 months after formal designation of the target as an approved replacement target, which the Company has done with respect to CD19 and CD25 upon submitting the IND applications for Lonca and Cami, respectively.
The Company is required to make no further payments to Spirogen Ltd or Medimmune, beyond the upfront licensing fee of USD 2.5 million paid in 2011, in consideration for the rights granted under the agreement.
In 2020, the Company capitalized the following license payments:
–An amount of KUSD 1,000 relating to a license agreement with a third party to use their novel and proprietary conjugation technology with a variety of payload technologies in the development, manufacturing and commercialization of antibody drug conjugates.
–An amount of KUSD 548 relating to a worldwide exclusive license with a third party to use their specific binding proteins in the development, manufacturing and commercialization of products.
–An amount of KUSD 250 relating to a license agreement with a third party to acquire an antibody to be used in the development, manufacturing and commercialization of products.
–An amount of KUSD 125 relating to license agreements with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies.

In 2019, the Company capitalized the following license payments:
–An amount of KUSD 1,000 relating to a license agreement with a third party to acquire an antibody to be used in pre-clinical formalization, clinical testing, manufacturing and commercialization was capitalized as intangible assets.
–An amount of KUSD 500 relating to a license agreement with a third party to use their technology to generate antibody-drug conjugates for up to five antibodies was capitalized as intangible assets.
–An amount of KUSD 231 relating to a license agreement with a third party to use their technology for the production of antibodies was capitalized as intangible assets.
Impairment testing
The Group performed an assessment of its licenses in the context of its annual impairment test. Given the stage of the Group's development activities, the Group performed the impairment test on the basis of a fair value model for the entire group using the Company’s market capitalization.
The group therefore performs their annual impairment tests on their entire portfolio of intangible assets, by deriving their fair value from the market capitalization for the entire group based on the Company’s closing share price of its common stock traded on the NYSE as of the Company’s annual impairment testing date. The fair value of the intangible asset portfolio was derived by deducting the carrying value of its tangible assets, which consist primarily of cash and cash equivalents, from the Group valuation. This resulted in a derived fair value of its portfolio of intangibles that was multiple times the carrying value of its intangibles.
Management's estimate of the fair value is consistent with the approach taken in prior years with the exception of deriving the value of the entire group in 2020 based on the market capitalization of the Company’s common stock traded on the NYSE and with external sources of information during 2019 and 2018 (level 3 assessment).

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Each of the product candidates related to the capitalized intangible assets not yet available for use was additionally tested for impairment. Assessments included reviews of the following indicators:
–Historical expenditure on clinical trials, future contractual commitments and internal budgets approved by the Board of Directors for ongoing and future trials;
–Consideration of the progress of clinical trials, including obtaining primary endpoint readout data, discussions with regulatory authorities for new trials and enrollment status for ongoing clinical trials;
–Consideration of market potential, supported where available by external market studies, and assessments of competitor products and product candidates.
If a candidate fails any of those indicators, the entire balance is written off. During 2020 and 2018, the Company terminated a program in each year. Consequently, impairment charges of KUSD 216 and KUSD 227 (corresponding to the entire carrying amount of the capitalized licenses) were recognized and charged to R&D expenses in the Consolidated Statement of Operation. No impairment losses were recognized in 2019.
17a. Financial instruments by class and by category
The accounting policies for financial instruments have been applied as indicated below:

(in KUSD)	Note	December 31, 2020	December 31, 2019
Financial assets - financial assets
Cash and cash equivalents	5.1 / 17b	439,195	115,551
Other current assets (excluding prepaid expenses)	12	3,100	2,840
Other long-term assets		397	368
Total financial assets (1)		442,692	118,759

(in KUSD)	Note	December 31, 2020	December 31, 2019
Financial liabilities - financial liabilities
Trade accounts payable		5,279	3,329
Accrued liabilities and other payables	19	30,375	15,430
Lease liabilities, short-term and long-term	15	3,467	5,031
Convertible loans, short-term and long-term	21	38,406	—
Convertible loans, derivatives	21	73,208	—
Other long-term liabilities		221	—
Total financial liabilities (1)		150,956	23,790

Net financial position		291,736	94,969
(1) Financial assets and Financial liabilities are recorded at historical or amortized cost with the exception of Convertible loans, derivatives which are recorded at fair value.

The following is the net debt rollforward for the Company for 2020. No net debt rollforward was presented for 2019 as the Company’s only debt obligation related to its lease liabilities, which were deemed not to be material.

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	Notes	Cash and cash equivalents	Convertible loan (1)	Embedded derivative (1)	Lease liabilities (2)	Total
December 31, 2019		115,551	—	—	(5,031)	110,520
Issuance of convertible loan	21	65,000	(37,203)	(27,797)	—	—
Convertible loan transaction costs	21	(3,673)	2,102	—	—	(1,571)
Fair value adjustments	21	—	—	(23,432)	—	(23,432)
Convertible loan accretion	21	—	(4,756)	—	—	(4,756)
Interest payments		(1,557)	1,452		105	—
Lease principal	15	(1,144)	—	—	1,144	—
Other lease activity including foreign exchange	15	—	—	—	315	315
Net cash outflow		264,783	—	—	—	264,783
Foreign exchange on cash		235	—	—	—	235
December 31, 2020 (3)		439,195	(38,406)	(51,229)	(3,467)	346,093
(1) See note 21, “Convertible loans for further information.
(2) See note 15, “Leases” for further information.
(3) Totals may not foot due to rounding.
17b. Credit quality of financial assets
The credit quality of financial assets that are neither past due nor impaired is assessed below by reference to S&P’s credit ratings (where available) or to historical information about counterparty default rates:

(in KUSD)	December 31, 2020	December 31, 2019
Cash and cash equivalents
UBS	144,989	51,983
Credit Suisse	145,238	62,652
JP Morgan Chase	3,768	916
Bank of America	145,200	—
	439,195	115,551
Other current assets (excluding prepaid expenses) and other long-term assets are fully performing, not past due and not impaired (see note 12, “Other current assets” and note 17a, “Financial instruments by class and by category”).

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18. Deferred income taxes and tax credit
Unrecognized temporary differences, unused tax losses and unused tax credits

(in KUSD)	December 31, 2020	December 31, 2019
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
Taxes losses	613,206	437,013
Unused R&D US tax credit	26,255	10,765
Deductible temporary differences related to the retirement benefit plan	3,543	2,684
Deductible temporary differences related to IFRS 16	338	(39)
Offset of recognized temporary differences related to intangible assets	(2,364)	(2,364)
Temporary difference related to investment in joint venture	(24,368)	—
Temporary difference related to convertible loan	(27,614)	—
Total	588,996	448,059
Tax loss carryforwards
Potential deferred income tax assets from tax loss carryforwards exceed deferred tax liabilities. Deferred income tax assets from tax loss carryforwards are initially recognized to the extent of suitable deferred income tax liabilities, then to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Company has decided not to recognize any deferred income tax assets at December 31, 2020 or 2019. The amounts of deferred income tax assets that arise from sources other than tax loss carryforwards and the amounts of deferred income tax liabilities are insignificant in comparison to the unrecognized tax loss carryforwards.
Tax losses not recognized and to be carried forward (in KUSD):

Years of expiry	December 31, 2020	December 31, 2019
2020	—	14,735
2021	19,889	19,889
2022	31,128	31,128
2023	38,441	38,441
2024	92,012	92,012
Beyond 2025	431,736	240,808
	613,206	437,013
All of these carryforwards relate to the Company. In 2020, unused tax losses of KUSD 14,735 expired (2019: KUSD 6,209).
Deferred income tax assets from USA R&D tax credit carryforwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. On this basis, the Group has not recognized deferred tax assets related to the following tax credits carried forward:
R&D USA tax credits carried forward (in KUSD):

Years of expiry	December 31, 2020	December 31, 2019
2036	1,059	783
2037	2,569	1,839
2038	7,117	3,387
2039	7,026	4,756
2040	8,484	—
	26,255	10,765

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An amount of KUSD 546 was utilized in 2020 (KUSD 436 in 2019), as per note 11 “Income tax expenses”.
These R&D tax credits, which may be carried forward for up to 20 years, relate entirely to ADCT America.
19. Accrued liabilities and other payables

(in KUSD)	December 31, 2020	December 31, 2019
Payroll and social charges	12,063	5,726
R&D costs	15,333	8,922
Other	2,979	782
	30,375	15,430
The increase in accrued liabilities and other payables is primarily related to the increase in R&D costs due to advancement of the Company’s clinical trials associated with its lead product candidates. In addition, Payroll and social charges increased due to higher employee headcount in 2020 as a result of the increased R&D activity discussed above as the Company prepares for the commercial launch of Lonca. In addition, we recorded a charge for a milestone payment of USD 5.0 million associated with a collaboration agreement that was achieved during December 2020.
20. Pension obligations
The Swiss pension plan is classified as a defined benefit plan under IFRS. Certain employees of the UK subsidiary are covered by local defined contribution plans. Pension costs for these plans are charged to the Consolidated Statement of Operation when incurred.
Swiss pension plan
The Company contracted with the Swiss Life Collective BVG Foundation based in Zurich for the provision of occupational benefits. All benefits in accordance with the regulations are reinsured in their entirety with Swiss Life SA within the framework of the corresponding contract. This pension solution fully reinsures the risks of disability, death and longevity with Swiss Life. Swiss Life invests the vested pension capital and provides a 100% capital and interest guarantee. The pension plan is entitled to an annual bonus from Swiss Life comprising the effective savings, risk and cost results.
Although, as is the case with many Swiss pension plans, the amount of ultimate pension benefit is not defined, certain legal obligations of the plan create constructive obligations on the employer to pay further contributions to fund an eventual deficit; this results in the plan nevertheless being accounted for as a defined benefit plan.
In 2020, the guaranteed interest to be credited to employees' savings was 1% for mandatory retirement savings and 0.125% for supplementary retirement savings. While the rate for converting mandatory savings to an annuity remains fixed by statute at 6.8%, the rate for converting supplementary savings to an annuity at age 65 for male and 64 for female employees was reduced for the period 2020-2022 from 5.0980% to 4.7120% for male and from 5.0995% to 4.7626% for female employees.

The Swiss defined benefit plan scheme is valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at December 31, 2020.
The net amount recognized on the balance sheet comprises:

(in KUSD)	December 31, 2020	December 31, 2019
Present value of defined benefit obligation for funded plan	11,809	7,880
Fair value of plan assets	(8,266)	(5,196)
Deficit of funded plan: liability on the balance sheet	3,543	2,684

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The movement in the net defined benefit obligation over the year is as follows:

(in KUSD)	Present value of obligation	Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2019	4,372	(2,986)	1,386
Current service cost	769	—	769
Impact of plan changes	(319)	—	(319)
Interest cost / (income)	37	(25)	12
Defined benefit plan - pension costs	487	(25)	462
Employee contributions	257	(257)	—
Employer contributions	—	(515)	(515)
Transfers from joiners' previous plans	1,302	(1,302)	—
	1,559	(2,074)	(515)
Exchange differences	74	(69)	5
Remeasurements:
Change in financial assumptions	686	—	686
Other actuarial losses	609	—	609
Plan asset gains	—	(2)	(2)
Exchange differences	93	(40)	53
Remeasurements	1,388	(42)	1,346
December 31, 2019	7,880	(5,196)	2,684

(in KUSD)	Present value of obligation		Fair value of plan assets	Total
Defined benefit plan - pension costs:
January 1, 2020	7,880		(5,196)	2,684
Current service cost	960		—	960
Interest cost / (income)	17		(11)	6
Defined benefit plan - pension costs	977		(11)	966
Employee contributions	348		(348)	—
Employer contributions	—		(690)	(690)
Transfers from joiners' previous plans	1,451		(1,451)	—
	1,799		(2,489)	(690)
Exchange differences	838		(560)	278
Remeasurements:
Other actuarial losses	775		—	775
Plan asset gains	—		(10)	(10)
Change in demographic assumptions	(460)		—	(460)
Remeasurements	315	315	(10)	305
December 31, 2020	11,809		(8,266)	3,543
The changes in demographic assumptions utilized in the valuation had a positive impact in the present value of pension obligations in 2020. More specifically, the benefit arose from using an updated mortality table as described below.
The other actuarial losses in 2020 were due to a variety of experience factors, including in particular the increase in 2020, after the service cost for 2020 had been determined, in the number of active employees covered by the pension plan.
The present value of the defined benefit obligation related to 28 active employees based in Switzerland (2019: 22 active employees).

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The principal actuarial assumptions used for accounting purposes are as follows for all periods presented:

	2020	2019
Discount rate	0.20%	0.20%
Interest credited on savings accounts	0.20%	0.20%
Future salary increases	1.50%	1.50%
Future pension increases	0.00%	0.00%
Assumptions regarding future mortality experience are set based on actuarial advice provided in accordance with published statistics and experience in each territory.
Mortality assumptions for Switzerland are based on the LPP 2020 and LPP 2015 mortality generational tables for 2020 and 2019, respectively. The average life expectancy in years after retirement of a pensioner retiring at age 65 (male) and 64 (female) on the balance sheet date is as follows:

	2020	2019
Male	22.45	22.61
Female	25.26	25.64
The sensitivity of the defined benefit obligation and of the service cost to changes in the weighted principal assumption is:

2020	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.00)%	(0.25)%	5.40%
Future salary increases	0.50%	0.70%	(0.50)%	(0.70)%
Interest credited on savings accounts	0.50%	2.80%	(0.50)%	(2.70)%
Future pension increases	0.50%	6.70%	(0.50)%	(6.00)%

2019	Increase in assumption	Impact on defined benefit obligation and service cost	Decrease in assumption	Impact on defined benefit obligation and service cost
Discount rate	0.25%	(5.40)%	(0.25)%	5.90%
Future salary increases	0.50%	0.90%	(0.50)%	(0.90)%
Interest credited on savings accounts	0.50%	3.20%	(0.50)%	(3.00)%
Future pension increases	0.50%	7.00%	(0.50)%	(6.30)%
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the statement of financial position.
The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.
Expected employer contributions to the defined benefit plan for the year ending December 31, 2021 amount to KUSD 774.
The weighted average duration of the defined benefit obligation is 20.9 years (2019: 22.7 years).
Asset-liability strategy
The Swiss Life Collective BVG Foundation, to which the pension plan is affiliated, manages its funds in the interests of all members, with due attention to the priorities of liquidity, security and return. The Company’s pension plan benefits from the economies of scale and diversification of risk available through this affiliation.

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Investments by asset class
Investments by asset class are as follows:

(in KUSD)	December 31, 2020	December 31, 2019
Cash	126	155
Bonds	4,658	3,065
Shares	564	329
Real estates and mortgages	2,353	1,303
Alternative investments	565	344
	8,266	5,196
Defined benefit plan reserves
The movement in the defined benefit plan reserves (included in “Other reserves”) is as follows:

(in KUSD)	2020	2019
January 1	(2,389)	(1,043)
Remeasurements of defined benefit pension plan	(305)	(1,346)
December 31	(2,694)	(2,389)
21. Convertible loans
Facility agreement
On April 24, 2020, the Company entered into a USD 115.0 million Facility Agreement with Deerfield Partners, L.P. and certain of its affiliates (“Deerfield”). Pursuant to such agreement, Deerfield agreed to extend senior secured convertible term loans to the Company in two separate disbursements:
(i)an initial disbursement of convertible loans in the amount of USD 65.0 million upon the completion of the IPO, and satisfaction of certain other conditions (the “first tranche”) and
(ii)a subsequent disbursement of convertible loans in the amount of USD 50.0 million upon the receipt of regulatory approval for Lonca, and satisfaction of certain other conditions (the “second tranche”).
The outstanding principal amount of the convertible loans is due to be repaid in full on the fifth anniversary of the date on which the first tranche was funded, which occurred on May 19, 2020. However, any conversion of the convertible loans into common shares shall be deemed a repayment of the principal amount of the convertible loans so converted.
The convertible loans bear interest at a rate of 5.95% per annum, based on a 360-day year, with interest payable quarterly in arrears commencing July 1, 2020.
Upon any payment of the convertible loans or conversion of the convertible notes, whether upon redemption or at maturity or at any other time, the Company will be required to pay an exit charge equal to 2.0% of the amount of the loans so paid or converted.
The Company’s obligations under the Facility Agreement are guaranteed by the Company’s wholly-owned subsidiaries and secured by a perfected, first-priority security interest in substantially all of the Company’s and its wholly-owned subsidiaries’ personal property, including its intellectual property and the equity ownership interests directly and indirectly held by the Company in its wholly-owned subsidiaries and in Overland ADCT BioPharma.
Each convertible loan extended under the Facility Agreement is evidenced by a convertible note. The holder of each of the first tranche of convertible notes is entitled to convert the principal amount of convertible loans evidenced thereby, at its option, into the Company’s common shares at any time at a conversion price per share equal to 130% of the IPO share price, which was USD 19.00.
The conversion price for the second tranche of convertible notes is the lesser of (i) 150% of the IPO price and (ii) 120% of the average of the volume-weighted average prices of the Company’s common shares on each of the 15 trading days immediately prior to the disbursement date of the second tranche, but in no event less than a floor equal to 81% of the IPO price. If the conversion price of the

43

second tranche of convertible notes is less than the floor price but for the application of the floor, Deerfield will not be obligated to extend the second tranche.
Upon the occurrence of a major transaction, as defined below, the holders of the convertible notes may elect to require the Company to redeem all or any portion of the notes for an amount equal to the principal amount thereof (in addition to accrued and unpaid interest, the make-whole amount and the exit charge) or alternatively the holder may elect to require the Company to convert the unredeemed portion and, in addition, receive a number of additional common shares determined as set forth in the convertible notes (in addition to accrued and unpaid interest and the exit charge). In the case of a successor major transaction, as defined below, the Company may elect to require redemption of any portion of the convertible notes that the holder does not elect to convert in connection with such transaction.
Major transactions include (i) mergers and similar transactions as a result of which the holders of common shares before the transaction no longer hold a majority of the common shares after the transaction or the common shares are changed into the securities of another entity, (ii) sales of assets exceeding 50% of the Company’s enterprise value, (iii) any person or group acquiring beneficial ownership of more than 50% of the Company’s common shares or (iv) the delisting of the Company’s common shares, subject in each case to the more detailed provisions contained in the convertible notes. Successor major transactions include any major transaction in which the Company’s common shares are converted into the right to receive cash, securities of another entity and/or other assets, and any asset sale major transaction in which the Company distributes assets to its shareholders.
The Company will have the right to force conversions of the convertible notes on and after the one-year anniversary of the date on which it has received regulatory approval of Lonca if each of the following is greater than 275% of the conversion price (among other conditions specified in the convertible notes): (1) the volume weighted average price of the common shares on at least 20 trading days during any period of 30 consecutive trading days, (2) the volume weighted average price of the common shares on the last trading day of such period and (3) the closing price of the common shares on the last trading day of such period. The Company will have the right to force conversions of the convertible notes on and after the three-year anniversary of the date on which it has received regulatory approval of Lonca if the same conditions above are satisfied, except that the applicable price described in the preceding sentence need only be greater than 175% of the conversion price.
The Company is obligated to draw down the second tranche upon receipt of regulatory approval for Lonca. If the Company has not received the regulatory approval on or prior to December 31, 2021, the second tranche will automatically terminate on such date.
The Facility Agreement contains various covenants, including a requirement to retain USD 50.0 million in cash and cash equivalents as of the end of each fiscal quarter.
Bifurcation of first tranche
The first tranche of convertible loans amounting to USD 65.0 million issued on May 19, 2020 has been accounted for as comprising two components: an embedded conversion option derivative and a loan, as explained in note 3, “Significant accounting policies”.
Valuation of derivative embedded in first tranche
The Company has used an independent valuation firm to assist in calculating the fair value of the embedded conversion option derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuations as of December 31, 2020 and April 24, 2020 were as follows:

	As of
	December 31, 2020	April 24, 2020
Exercise price, in USD	24.70	22.10
Forced conversion price, in USD	67.93	60.78
Share price in USD	32.01	17.00
Risk-free interest rate	0.3%	0.4%
Expected volatility	90%	82%
Expected term	52 months	61 months
Dividend yield	—	—
Recovery rate	5%	5%
Implied bond yield	13.3%	21.0%

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On the basis of the valuation of the conversion option derivative as of April 24, 2020, the USD 65.0 million amount of the first tranche of convertible loans was accounted for on inception as follows:

in KUSD	Embedded derivative	Residual loan	Total
Gross proceeds	27,797	37,203	65,000
Less: transaction costs	(1,571)	(2,102)	(3,673)
Net	26,226	35,101	61,327
The transaction costs of the embedded derivative were charged directly to the Consolidated Statement of Operation.
The fair value of the embedded derivative associated with the first tranche was KUSD 51,229 and KUSD 27,797 as of December 31, 2020 and April 24, 2020, respectively. The increase in fair value of the embedded derivative during the year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares from April 24, 2020 to December 31, 2020. During the year ended December 31, 2020, the Company recognized a loss of KUSD 23,432 as a result of changes in the fair value of the embedded derivative, which was charged directly to the Consolidated Statement of Operation.
Accounting for residual loan of first tranche
As illustrated in the table above and in accordance with IFRS 9, the transaction costs of the residual convertible loan (net of the value of the embedded derivative) were deducted from the loan to arrive at the deemed net present value as of May 19, 2020 of all future cash outflows associated with the loan. The implied effective interest rate that would be needed to increase the book value of the loan to cover all future outflows, taking into account the deduction of transaction costs from the initial loan balance and based on a 365-day year, was computed at inception at 23% and will be applied over the life of the loan.
For year ended December 31, 2020, the Company recorded interest expense related to the interest payable on the residual convertible loan (net of the value of the embedded conversion option derivative) in the amount of KUSD 4,756 based on the implied effective interest rate.
The amount at which the convertible loan is presented as a liability in the Consolidated Balance Sheet represents the net present value of all future cash outflows associated with the loan discounted at the implied effective interest rate. The net present value of those cash outflows occurring within 12 months of the balance sheet date discounted at the same rate is presented as a short-term liability. The remainder of the amount is presented as a long-term liability. The carrying value of the convertible loan was KUSD 38,406 as of December 31, 2020, of which KUSD 34,775 was the non-current portion of the liability and KUSD 3,631 was the current portion of the liability.
Accounting for second tranche
The obligation to draw down the second tranche under the terms specified in the Facility Agreement has been accounted for as a derivative. The Company has used an independent valuation firm to assist in calculating the fair value of the derivative, which is based on the mean of values derived from application of the Hull and Goldman Sachs convertible bond pricing models. Key inputs for the valuation as of December 31, 2020 were as follows:

As of
December 31, 2020
Exercise price, in USD	28.50
Forced conversion price, in USD	78.38
Share price in USD	32.01
Risk-free interest rate	0.3%
Expected volatility	90%
Expected term	5 months
Dividend yield	—
Recovery rate	5%
Implied bond yield	7.4%

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In addition to the key inputs disclosed above for the second tranche, the Company estimated the probability of achieving regulatory approval for Lonca. For purposes of its December 31, 2020 valuation, the Company estimated it was highly probable that it would receive regulatory approval for Lonca. Significant changes which increase or decrease the probabilities of achieving the related regulatory events, or shorten or lengthen the time required to achieve such events would result in a corresponding increase or decrease in the fair value of this derivative liability.
During the year ended December 31, 2020, the Company recognized a loss of KUSD 21,979 as a result of changes in the fair value of the derivative. The fair value of the derivative associated with the second tranche was KUSD 21,979 as of December 31, 2020, which was presented as a financial liability in the Consolidated Balance Sheet. The increase in fair value of the derivative during year ended December 31, 2020 is primarily due to the increase in the fair value of the underlying shares, which was charged directly to the Consolidated Statement of Operation.
The value of the derivative is directly correlated with the probability estimate of obtaining regulatory approval for Lonca. An increase or decrease of 10% in the estimated probability would have resulted in an increase or decrease in the value of the derivative of KUSD 2,198.
22. Share-based compensation expense
Share data have been revised to give effect to the share split and share consolidation explained in note 2 (iv) “Share split” and in note 2 (v) “Share consolidation”.
Share Purchase Plan 2013 and Share Purchase Plan 2016

Under the terms of the 2013 and 2016 promissory notes issued in connection with the Share Purchase Plan 2013 and Share Purchase Plan 2016, in the case of an IPO the relevant plan participants were required to repay the outstanding amounts under the promissory notes prior to the IPO by delivering a number of shares of equivalent value to cover the amount to be repaid. In anticipation of the IPO, each of the plan participants holding promissory notes entered into loan settlement agreements with the Company dated as of April 15, 2020 pursuant to which they repaid all amounts outstanding under the promissory notes, including accrued interest, by delivering a number of shares of equivalent value to cover the amounts outstanding under the promissory notes.

After consideration of all relevant factors, the Board of Directors determined the value of such shares delivered pursuant to the loan settlement agreements as of the settlement date to be USD 18.75 per share, resulting in the delivery of an aggregate of 597,774 common shares by all plan participants for the settlement of the promissory notes. These shares were held by the Company as treasury shares.

These transactions resulted in the termination of both plans on May 15, 2020. All compensation expense relating to the ADC Therapeutics SA 2013 Share Purchase Plan (the “Share Purchase Plan 2013”) was recognized in prior periods. During the year ended December 31, 2020, unrecognized expense relating to the Share Purchase Plan 2016 amounting to KUSD 6,425 was charged to the Consolidated Statement of Operation with a corresponding increase to Other reserves within equity on the Consolidated Balance Sheet on completion of these transactions. The amounts of expense for all awards recognized for services received during the year ended December 31, 2020 was KUSD 7,417 (including the KUSD 6,425 discussed above). The amount of expense recognized for the years ended December 31, 2019 and December 2018 was KUSD 332 and KUSD 361, respectively. There was no expense recognized for the Share Purchase Plan 2013 for the years ended December 31, 2020, 2019 and 2018.
Incentive Plan 2014
All existing awards under the Incentive Plan 2014 vested and were settled in shares upon the completion of the IPO. The Company calculated for each participant the gain arising from the difference between the exercise price and the USD 19.00 IPO price, undertook to settle in cash on behalf of the participant any associated tax and social charges liability, and transferred to the participant the remaining balance from treasury shares, valued at USD 19.00 per share. A total of 356,144 common shares were transferred to participants and an amount of KUSD 5,343 was withheld for tax and social charges during fiscal year 2020.

For participants whose awards had an exercise price greater than USD 19.00 — i.e., were “out-of-the-money” — the Company made an equal number of new awards under the Equity Incentive Plan 2019 (see below) with an exercise price of USD 19.00 and with a vesting period of only three years instead of the usual four years. These new awards have been accounted for as a modification of the previous awards under the Incentive Plan 2014. Accordingly, the original compensation expense calculated for the old awards that were “out-of-the-money” will continue to be recognized over their remaining vesting period while the expense to be recognized for the new awards under the 2019 Equity Incentive Plan will be limited to the incremental fair value of the new awards over the fair value, as of May 15, 2020, of the old awards.

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The amounts of expense for all awards recognized for services received during the periods ended December 31, 2020, 2019 and 2018 were KUSD 361, KUSD 437 and KUSD 108, respectively.
2019 Equity Incentive Plan
In November 2019, the Company adopted the 2019 Equity Incentive Plan. Under the 2019 Equity Incentive Plan, the Company may at its discretion grant to plan participants, such as directors, certain employees and service providers, awards in the form of restricted shares and restricted share units (“RSUs”), share options, share appreciation rights, performance awards and other share-based awards. The Company has reserved 7,820,000 common shares for future issuance under the 2019 Equity Incentive Plan, which include common shares pursuant to share-based equity awards issued to date. As of December 31, 2020, the Company has 3,390,148 common shares available for the future issuance of share-based equity awards.
As of December 31, 2020, the cumulative amount recorded as an increase to Other Reserves within equity on the Consolidated Balance Sheet in respect of the 2019 Equity Incentive Plan was KUSD 35,498. The amounts of expense for all awards recognized for services received during the years ended December 31, 2020 and 2019 were KUSD 35,150 and KUSD 348, respectively.

Share Options
Pursuant to the 2019 Equity Incentive Plan, the Company may grant share options to its directors, certain employees and service providers working for the benefit of the Company at the time. The exercise price per share option is set by the Company at the fair market value of the underlying common shares on the date of grant, as determined by the Company, which is generally the closing share price of the Company’s common shares traded on the NYSE. The awards generally vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term of each share option award granted is ten years. Under the grant, the options may be settled only in common shares of the Company. Therefore, the grants of share options under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operation and a corresponding increase to Other Reserves within equity on the Consolidated Balance Sheet.
The expense recognized for services received during the years ended December 31, 2020, and 2019 is KUSD 33,355 and KUSD 348, respectively. There was no expense recognized under the 2019 Equity Incentive Plan for the year ended December 31, 2018.
Movements in the number of awards outstanding and their related weighted average strike prices are as follows:

	2020		2019
	Average strike price in USD per share	Number of awards	Average strike price in USD per share	Number of awards
At the beginning of the year	18.75	1,020,434	—	—
Granted	28.62	3,347,766	18.75	1,020,434
Forfeited	19.83	(88,332)	—	—
Exercised	18.75	(2,895)	—	—
At the end of the year	26.45	4,276,973	18.75	1,020,434
Weighted average remaining contractual life of awards outstanding at end of period		9.29		9.96
The option awards granted during the year ended December 31, 2020 include 388,333 awards that were made to compensate holders of “out-of-the-money” awards under the Incentive Plan 2014 that expired on May 15, 2020. As of December 31, 2020, 244,291 awards are vested and exercisable out of the total outstanding awards of 4,276,973 common shares. No awards have expired. As of December 31, 2020, the weighted average strike price and weighted average remaining life for vested and exercisable awards is USD 18.75 and 8.94 years, respectively.
Awards outstanding at the end of the year have the following expiry date and strike prices:

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Grant date	Expiry date	Strike price in USD	Awards December 31, 2020
December 9, 2019	2029	18.75	985,848
April 1, 2020	2030	18.75	213,764
April 29, 2020	2030	18.75	1,272,213
May 15, 2020	2030	19.00	366,257
June 4, 2020	2030	34.99	341,403
July 1, 2020	2030	48.77	84,589
July 20, 2020	2030	48.59	490,883
August 3, 2020	2030	46.83	61,576
August 17, 2020	2030	38.62	135,064
September 1, 2020	2030	41.19	125,850
October 1, 2020	2030	32.15	101,875
November 2, 2020	2030	29.01	40,220
December 1, 2020	2030	38.02	57,431
Total			4,276,973
The average grant date fair value of awards granted during the year ended December 31, 2020 was USD 21.27 per award (2019: USD 15.71).

The fair values of the options granted after the IPO were determined on the date of the grant using the Black-Scholes option-pricing model. Prior to the IPO, the fair value of the options granted were determined using an adjusted form of the Black-Scholes option pricing model. The Company has used an independent valuation firm to assist in calculating the fair value of the award grants per participant. See note 6, “Critical accounting estimates and judgements”.
The fair values of the options granted during the years ended December 31, 2020 and 2019 were determined on the date of grant using the following assumptions:

		Year ended December 31, 2020	Year ended December 31, 2019
a) weighted average share price	in USD	15.95-48.77	16.31
b) strike price	in USD	18.75-48.77	18.75
c) expected volatility	in %	80-206	176.6
d) award life	in # of years	5.02-6.08	5.65
e) expected dividends	in %	0	0
f) risk-free interest rate	in %	0.29-0.70	1.67
The expected volatility for options granted was based on historical volatility and selected volatility determined by median values observed among comparable public companies.
The award life for options granted was based on the time interval between the date of grant and the date during the ten-year life after which, when making the grant, the Company expected on average that participants would exercise their options.
RSUs
Pursuant to the 2019 Equity Incentive Plan, the Company may grant RSUs to its directors, certain employees and service providers working for the benefit of the Company at the time. The awards generally vest annually over a period of three years commencing on the first anniversary of the date of grant. Under the grant, the RSUs may be settled only in common shares of the Company. Therefore, the grant of RSUs under the 2019 Equity Incentive Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants. This results in a front-loaded charge to the Company’s Consolidated Statement of Operation and a corresponding increase to Other Reserves within equity

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on the Consolidated Balance Sheet. The expense recognized for services received during the year ended December 31, 2020 is KUSD 1,795.

	Number of awards	Weighted average grant date fair value
December 31, 2019	—	—
Granted	149,984	46.50
December 31, 2020	149,984	46.50
There were no vested RSUs as of December 31, 2020.
Share-based Compensation Reserves
The movement in the Share-based Compensation Reserves (included in Other reserves within equity) is as follows:

(in KUSD)	2020	2019	2018
January 1	7,862	6,745	6,276
Incentive Plan 2014	361	437	108
Share Purchase Plan 2016	7,417	332	361
2019 Equity Incentive Plan - Options	33,355	348	—
2019 Equity Incentive Plan - RSUs	1,795	—	—
Tax and social charge deductions - Incentive Plan 2014	(5,343)	—	—
December 31	45,447	7,862	6,745

23.    Share capital
Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and 2 (v), respectively.

The movements in the Company’s share capital, share premium and treasury shares accounts for the years ended December 31, 2020, 2019 and 2018 are set out in the following table:

		Issued share capital	Share premium	Treasury shares	Increase / (Decrease) in net assets	Price per share	Issued share capital	Treasury shares	Outstanding share capital
		In KUSD					Number of shares issued	Number of shares (held or received) / delivered	Number of shares outstanding
December 18, 2018	Issuance of share capital	4	—	—	4	CHF 0.08	450,000	—	450,000
December 18, 2018	Transaction costs, issuance of share capital		(28)	—	(28)		—	—	—
Movements during the year ended December 31, 2018		4	(28)	—	(24)		450,000	—	450,000
Balances as of January 1, 2018, revised for share consolidation and share split		397	452,296	—	452,693		47,375,000	—	47,375,000
Balance at December 31, 2018		401	452,268	—	452,669		47,825,000	—	47,825,000

February 6, 2019	Increase share capital	1	—	—	1	CHF 0.008	75,000	—	75,000
February 6, 2019	Transaction costs, increase in share capital	—	(19)	—	(19)		—	—	—
June 7, 2019	Increase in share capital	22	75,578	—	75,600	CHF 0.008	2,700,000	—	2,700,000
June 7, 2019	Transaction costs, increase in share capital	—	(1,432)	—	(1,432)		—	—	—
June 14, 2019	Increase in share capital	—	700	—	700	CHF 0.008	25,000	—	25,000

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June 14, 2019	Transaction costs, increase in share capital	—	(13)	—	(13)		—	—	—
July 5, 2019	Increase in share capital	7	26,943	—	26,950	CHF 0.008	962,500	—	962,500
July 5, 2019	Transaction costs, increase in share capital	—	(306)	—	(306)		—	—	—
August 22, 2019	Transfer from share premium for par value increase	3,789	(3,789)	—	—		—	—	—
September 2, 2019	Purchase of treasury shares	141	—	(141)	—	CHF 0.08	1,750,000	(1,750,000)	—
September 2, 2019	Transaction costs, increase in share capital	—	(8)	—	(8)		—	—	—
December 16, 2019	Sale of treasury shares	—	—	41	41	CHF 0.08	—	509,460	509,460
Movements during the year ended December 31, 2019		3,960	97,654	(100)	101,514		5,512,500	(1,240,540)	4,271,960
Balances as of January 1, 2019, revised for share consolidation and share split		401	452,268	—	452,669		47,825,000	—	47,825,000
Balance at December 31, 2019		4,361	549,922	(100)	554,183		53,337,500	(1,240,540)	52,096,960
April 15, 2020	Shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes	—	11,208	(11,208)	—	USD 18.75	—	(597,774)	(597,774)
April 16, 2020	Issuance of shares per shareholder's agreement addendum through capitalization of reserves	393	(393)	—	—	CHF 0.08	4,777,996	—	4,777,996
April 24, 2020	Elimination of fractional holdings	—	—	—	—	CHF 0.08	—	51	51
May 19, 2020	Issuance of shares to be held as treasury	34	—	(34)	—	CHF 0.08	408,873	(408,873)	—
May 19, 2020	Grant of shares to settle Incentive Plan 2014 awards, net	—	(29)	29	—	CHF 0.08	—	356,144	356,144
May 19, 2020	Issuance of shares at IPO	1,007	231,661	—	232,668	USD 19.00	12,245,631	—	12,245,631
May 19, 2020	Sale of shares under greenshoe option	—	23,591	11,309	34,900	USD 19.00	—	1,836,844	1,836,844
May 19, 2020	Transaction costs, IPO and greenshoe option	—	(23,355)	—	(23,355)		—	—	—
September 28, 2020	Issuance of shares at follow-on offering	519	203,481	—	204,000	USD 34.00	6,000,000	—	6,000,000
September 28, 2020	Transaction costs, follow-on offering	—	(15,084)	—	(15,084)		—	—	—
September 30, 2020	Other	—	—	—	—	CHF 0.08	—	2,796	2,796
December 14, 2020	Shares issued for exercise of option awards	—	34	—	34	CHF 0.08	—	1,861	1,861
December 16, 2020	Shares issued for exercise of option awards	—	10	—	10	CHF 0.08	—	517	517
December 29, 2020	Shares issued for exercise of option awards	—	10	—	10	CHF 0.08	—	517	517
Movements during the year ended December 31,2020		1,953	431,134	96	433,183		23,432,500	1,192,083	24,624,583
Balances reported at December 31, 2019, revised for share consolidation and share split		4,361	549,922	(100)			53,337,500	(1,240,540)	52,096,960
Balance at December 31, 2020		6,314	981,056	(4)			76,770,000	(48,457)	76,721,543

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Authorized Capital
The Board of Directors was authorized, subject to compliance with the Company's shareholder agreement, to increase the share capital at any time until April 23, 2022, by a maximum amount of CHF 2,080,000, by issuing a maximum of 26,000,000 common shares, fully paid up, with a par value of CHF 0.08 each. An increase of the share capital in partial amounts is permissible. As of December 31, 2020, the remaining maximum amount is CHF 2,080,000, which may be raised by issuing a maximum of 26,000,000 common shares.
Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our nominal share capital may be increased, including to prevent takeovers and changes in control, by a maximum aggregate amount of CHF 1,624,000 through the issuance of not more than 20,300,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of option and conversion rights granted in connection with warrants, convertible bonds or similar instruments of the Company or one of its subsidiaries. Shareholders will not have pre-emptive subscription rights in such circumstances, but will have advance subscription rights to subscribe for such warrants, convertible bonds or similar instruments. The holders of warrants, convertible bonds or similar instruments are entitled to the new shares upon the occurrence of the applicable conversion feature.

Conditional Share Capital for Equity Incentive Plans

Our nominal share capital may, to the exclusion of the pre-emptive subscription rights and advance subscription rights of shareholders, be increased by a maximum aggregate amount of CHF 936,000 through the (direct or indirect) issuance of not more than 11,700,000 common shares, which would have to be fully paid-in, each with a par value of CHF 0.08 per share, by the exercise of options, other rights to receive shares or conversion rights that have been granted to employees, members of the board of directors, contractors or consultants of the Company or of one of its subsidiaries or other persons providing services to the Company or to a subsidiary through one or more equity incentive plans created by the board of directors.
Dividend
The Company did not declare a dividend during fiscal years 2020, 2019 or 2018.

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24. Commitments
The Company has contractual obligations as follows:
Collaborations and co-operations with development partners
The Company has entered into various collaborations with development partners, including in-licensing and manufacturing agreements. These agreements provide for the Company to make potential future milestone and royalty payments that are conditional on success, and that are spread over various stages of development and commercialization, including achieving preclinical proof of concept, filing an investigational new drug (“IND”) application, commencing or completing multiple clinical development stages, obtaining regulatory approval in multiple countries, and achieving various levels of commercial sales. Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones are inherently uncertain, and accordingly, no amounts have been recorded for these future potential payments in the Company’s Consolidated Balance Sheets as of December 31, 2020 and 2019. As of December 31, 2020, the aggregate amount of such potential milestone payments, under all such collaboration agreements, was KUSD 350,422 (2019: KUSD 323,973). These milestone payments relate to product candidates in the following phases:

(in KUSD):
R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	53,497	11,650	158,259	223,406
Phase I	23,719	19,000	73,500	116,219
Phase II	10,797	—	—	10,797
December 31, 2020	88,013	30,650	231,759	350,422

R&D Phase	Development	Regulatory	Sales-based	Total
Pre-clinical	55,290	19,000	118,000	192,290
Phase I	23,615	19,000	73,500	116,115
Phase II	15,568	—	—	15,568
December 31, 2019	94,473	38,000	191,500	323,973
The net increase in the aggregate milestone payments from December 31, 2019 primarily relates to the license agreements entered in fiscal year 2020. See note 16, “Intangible assets” for further details.
As of December 31, 2020, the Company had two product candidates in phase II clinical trials: Lonca and Cami. Cami is the subject of a collaboration and license agreement with Genmab A/S (“Genmab”), under which there are no upfront or future milestone payments payable and no revenue receivable. On October 30, 2020, the Company announced that it amended its existing collaboration and license agreement with Genmab for the continued development and commercialization of Cami. Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales. Lonca is not linked to any collaboration agreement regarding the in-licensing of intellectual property. Both Lonca and Cami are subject to manufacturing agreements under which payment of the amounts indicated under Phase II above could become payable upon the achievement of certain milestones. A milestone associated with a collaboration agreement was achieved during December 2020, which the Company recorded as an accrued expense on the Consolidated Balance Sheet as of December 31, 2020 and as an R&D expense of USD 5.0 million within the Consolidated Statement of Operation for the year ended December 31, 2020. The Company anticipates it will make the payment during the first half of 2021.
25. Contingent liabilities
The Group has no contingent liabilities in respect of legal claims arising in the ordinary course of business. There are no material legal proceedings to which the Company is a party.
26. Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

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A.T. Holdings II Sàrl (“AT Holdings II”) is a shareholder in the Company. AT Holdings II is in turn ultimately entirely owned by Auven Therapeutics Holdings, L.P. (“ATH”), a limited partnership registered in the British Virgin Islands. ATH’s General Partner is Auven Therapeutics General L.P., which itself is a limited partnership whose General Partner is Auven Therapeutics GP Ltd. The manager of ATH is Auven Therapeutics Management L.L.L.P. (“ATM”).
Services provided by the Company
The Company provides registered office and simple administrative services to four subsidiaries of ATH. The amounts invoiced in 2020, and recovered through G&A expenses, amounted to KUSD 4 (2019: KUSD 4 and 2018: KUSD 7).
Services provided to the Company
There were no services provided to the Company during 2020 by related parties. Auven affiliated companies incurred expenses on behalf of the Company, relating to a telecommunication contract with a third-party vendor, and recharged these at cost. The costs incurred are recognized as G&A expenses and amounted to KUSD 11 in 2019 and KUSD 38 in 2018.

Other transactions with related parties
Of the 597,774 shares surrendered by Share Purchase Plan 2013 and Share Purchase Plan 2016 participants to settle share purchase plan promissory notes on April 15, 2020 (see note 23, “Share capital”), 556,799 were surrendered by related parties.
Of the 4,777,996 shares issued by way of capitalization of reserves on April 16, 2020 (see note 23, “Share capital”), 1,222,966 shares were issued to related parties.
Out of the 3,687,500 class E shares issued in 2019, 809,107 shares were purchased by related parties.
Shares were issued to and repurchased at the same price from a related party in September 2019 in order to have available treasury shares to meet the demand for shares when share options are exercised.
In connection with the Company’s IPO, HPWH TH AG purchased 950,000 shares on the same terms as other investors.
In connection with the Company’s follow-on offering Auven Therapeutics GP Ltd., through A.T. Holdings II Sàrl and ADC Products Switzerland Sàrl (“the Selling Shareholders”) granted to the underwriters an option to purchase up to 900,000 additional common shares at the public offering price of USD 34.00 per share, less underwriting discounts and commissions. On October 9, 2020, the underwriters exercised in full their option to purchase an additional 900,000 common shares from the Selling Shareholders at a price of USD 34.00, less underwriting discounts and commissions. The Company did not receive any proceeds or incur any costs related to the sale of these shares by the Selling Shareholders. The Selling Shareholders incurred all costs in addition to underwriting fees and commissions.
Chairman’s equity awards
The Company granted the Chairman, Mr. Squarer, options to acquire 1,125,545 common shares at USD 18.75 per share in connection with his election to the Board of Directors, representing approximately 2% of our then-outstanding share capital. These options are scheduled to vest upon Mr. Squarer’s continued service through designated dates over a three-year period, or immediately upon a change in control. In accordance with its agreement with Mr. Squarer, the Company provided Mr. Squarer with an additional grant of 341,403 options on June 4, 2020 with an exercise price equal to the fair market value of the Company’s shares on that date, to bring Mr. Squarer’s total rights to acquire the Company’s shares to 2% of the then-outstanding share capital (measured without consideration of the shares underlying these grants).
Related party balances at year-end
There were no trade accounts payable with related parties at December 31, 2020. Trade accounts payable at December 31, 2019, include amounts payable to Auven companies amounting to KUSD 1. There were no trade accounts receivable with related parties at both December 31, 2020 and December 31, 2019.

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Key management compensation
Key management compensation was:

(in KUSD)	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Salaries and other short-term employee benefits	7,690	5,364	4,512
Pension costs	455	407	299
Share-based compensation expenses	16,752	396	341
Other compensation	196	73	183
	25,093	6,240	5,335
27. Loss per share
The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period, excluding common shares owned by the Company and held as treasury shares, as follows:

	For the Years Ended December 31,
(in KUSD, except per share amounts)	2020	2019	2018
Net loss attributable to shareholders	(246,290)	(116,484)	(123,096)
Weighted average number of shares in issue (1)	65,410,292	49,279,961	46,600,000
Basic and diluted loss per share (in USD)	(3.77)	(2.36)	(2.64)
(1) Share data have been revised to give effect to the share split and share consolidation as explained in note 2 (iv) and note 2 (v), respectively as all Class B, C, D and E preferred shares were converted into common shares upon the completion of the IPO, loss per share data are presented on that basis for all periods.
For the years ended December 31, 2020, 2019 and 2018, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the 2019 Equity Incentive Plan and the conversion of the principal amount of the convertible loans into the Company’s common shares (see note 22, “Share-based compensation expense and note 21, “Convertible loans”), as the effect of including those shares would be anti-dilutive.
Potentially dilutive securities that were not included in the diluted per share calculations because the effect of including them would be anti-dilutive were as follows:

	For the Years Ended December 31,
	2020	2019	2018
Incentive Plan 2014	—	2,074,996	1,959,782
Share Purchase Plan 2016	—	2,784,918	2,369,521
2019 Equity Incentive Plan - Share Options	2,904,673	61,506	—
2019 Equity Incentive Plan - RSUs	63,281	—	—
Conversion of the principal amount of convertible loans into the Company's common shares	1,665,465	—	—
	4,633,419	4,921,420	4,329,303
28. Foreign currency exchange rate
The following exchange rates have been used for the translation of the financial statements of ADCT UK, the functional currency of which is the British pound:

USD / GBP	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Closing rate, GBP 1	1.36501	1.3186	1.2690
Weighted average exchange rate, GBP 1	1.28423	1.2747	1.3501

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29. Events after the reporting date
The Company has evaluated its subsequent events through March 18, 2021, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements other than those described below.
As the Company continues to grow its operations, prepares for product commercialization and further develops its pipeline, it is looking to expand its facilities. During the first quarter of 2021, the Company entered into a new lease agreement with a ten-year term commencing in January 2021 for space in the iHub building on the Imperial University college campus in White City, West London. The primary function of the new facility, which consists of approximately 1,100m2, will be R&D. Pursuant to the terms of the agreement, the aggregate minimum lease payments for the first five years are fixed at which point the parties agree to perform an open market review, subject to a minimum and maximum rent escalation of 2% and 4%, respectively. Alternatively, the Company has the contractual right to exit the lease upon the fifth anniversary of lease commencement. The aggregate minimum lease payments over the first five years is approximately USD 2.4 million.

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